UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

ANNUAL REPORT PURSUANT TO REGULATION A OF

THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2023

PHOENIX ENERGY ONE, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

Restatement of Previously Issued Financial Statements

Phoenix Energy One, LLC, formerly known as Phoenix Capital Group Holdings, LLC (the “Company”), is filing this Amendment No. 2 on Form 1-K/A (this “Second Amended Report”) to amend and restate its audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022, previously included in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024 (the “Original Report”). The Original Report was amended and restated by Amendment No. 1 to the Original Report, filed with the SEC on September 26, 2024 (the “First Amended Report”). The First Amended Report was filed to amend and restate the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2022 included in the Original Report, and amended certain other information included in the Original Report, including to reflect the Company’s recast of its financial statements for each of the years ended December 31, 2023 and 2022 to reflect its operating segments, as disclosed in subsequent reports by the Company with the SEC. This Second Amended Report also reflects all amendments to the Original Report included in the First Amended Report. All material information regarding the restatement will be included in this Second Amended Report, and the Company does not intend to separately amend other filings that it has previously filed with the SEC.

Items Amended in this Second Amended Report

This Second Amended Report presents the Original Report, amended and restated in its entirety, with modifications as necessary to the following items to reflect the foregoing:

•	Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	Item 7. Financial Statements; and

•	Item 8. Exhibits

Except as described above, this Second Amended Report does not amend, update, or change any other items or disclosures in the Original Report in any material respect and does not purport to reflect any information or events subsequent to the filing thereof. As such, except as described above, this Second Amended Report speaks only as of the date the Original Report was filed, and we have not undertaken herein to amend, supplement, or update any information contained in the Original Report to give effect to any subsequent events. Among other things, forward-looking statements made in the Original Report have not been revised to reflect events, results, or developments that occurred or facts that became known to us after the date of the Original Report. Accordingly, this Second Amended Report should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Report.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Company,” “we,” “our,” or “us”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” “guidance,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections, or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity, and prospects include, but are not limited to, the factors referenced in our offering circular on Form 1-A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2024, under the caption “Risk Factors” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1818643/000165495423000193/pcg_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Business

General

Our Company. Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, was formed on April 23, 2019. The Company is focused on oil and gas operations and executing on a three prong strategy involving the acquisition of royalty assets, acquisition of non-operated working interest assets, and direct drilling operations conducted through the Company’s wholly owned subsidiary, Phoenix Operating LLC (“PhoenixOp”). Pursuant to this strategy, the Company purchases a variety of assets, including mineral interests, leasehold interests, overriding royalty interests, and perpetual royalty interests. While the Company has primarily targeted assets in the Williston Basin, Permian Basin, Powder River, and Denver Julesburg Basin (“DJ Basin”), it is agnostic to geography and prioritizes asset potential in executing on its acquisition strategy.

The Company leverages its specialized software system and experienced management team to identify asset opportunities that fit its desired criteria and potential for returns. The Company prioritizes assets with potential for high monthly recurring cashflows and primarily targets assets that have a potential payback period of 12-48 months and long-term (often more than 20 years) lifetime cashflows. To help identify and prioritize assets with such potential, the Company developed a software system to in 2019. The software system is designed to be scalable and process inputs from a variety of internal and external sources, and supports the Company’s ability to identify, analyze, underwrite, and formally transact in the purchasing of oil and gas assets. The software system operates across three key facets of our business:

1.

Asset Discovery – The data-driven system has customized inputs that are selected by management to pull in and incorporate data sets from multiple third party sources through custom application interfaces (“APIs”) that automatically retrieve updated information on a regular basis. For example, the system retrieves detailed land and title data and well-level data including operator, production metrics, well status, dates of activities, well-specific activities and historical reporting. The software system compiles these inputs and creates dashboards that can be accessed by management to analyze and review granular data on an asset-by-asset level. These dashboards present certain key information, including, among others, the geography of the asset, the estimated probability of future oil wells, the estimated predictability of the timing and value of cashflows, and local and national oil prices. We believe this process provides us with key market intelligence and insights, tailored to prioritize asset traits curated and targeted by management, to identify and rank potential assets. We believe this provides us with a competitive advantage because we are able to identify potentially valuable assets, based on our own hierarchy and prioritization of asset traits and data inputs, that may otherwise be missed by other industry participants.

2.

Asset Grading and Estimates – The outputs from the asset discovery process are then run through a discounted cash flow model, using management inputs for discount rate and the price of oil, to generate asset value and pricing estimates. The software system grades these assets based on management’s desired target criteria for high probability of high near-term cash flow, and generates a summary version of assets to prospect for acquisition for our sales team. The system also generates an acquisition price for each asset, which informs the sales team as to the maximum price that the Company may be willing to offer in any prospective transaction. This process is used to further characterize high priority targets for sales and acquisition efforts.

3.

Asset Acquisition – Based on management input, the software system then routes the pricing and asset information from the asset grading and estimates process through an automated document generator to create customized, asset-specific document packages for utilization and distribution by our sales team. The workflow for these document packages is then processed and monitored using Salesforce, which distributes the documents to our operations team for the preparation of an offering and sale package, which is then delivered to the prospective seller. Using relationship management features within Salesforce, the sales team is able to record notes and each opportunity can be tracked from its original data upload through the lifecycle of the sales process.

While the data inputs utilized by our software system are largely based on public information, considerable customization and coding has been done to generate a system that we can leverage in our business. This software was designed and built by the Company to address its specific needs and the Company is not aware of a similar competitive product. The Company relies on trade secret laws to protect its software system and does not own any registered copyright, patent or other intellectual property rights regarding its software. However, the Company believes the investment of significant monetary and intellectual resources have created a system that would be difficult to replicate. The Company currently has no intention of licensing or selling the software.

Following the acquisition of an asset, the Company typically shares in the proceeds of the natural resources extracted and sold by a third-party oil and gas operator.

While the Company anticipates that extraction activities at its assets will continue to be primarily performed by third parties in the near term, the Company also expects to increase the extent to which PhoenixOp is utilized to drill and operate producing wells, beginning with oil and gas properties contributed to PhoenixOp by the Company. While running extraction activities through PhoenixOp will require significantly more capital than partnering with a third-party oil and gas operator, the Company believes that this operating model will provide greater control of cashflow and increases the potential for shorter payback periods as compared to returns on royalty assets and non-operating working interest assets. The Company estimates that this operating model will require approximately $150,000,000 in additional capital throughout 2024 in order to achieve the Company’s intended business plan. The Company expects that such capital needs will be met in the near to medium term by capital contributions to PhoenixOp by the Company, which the Company expects to fund from time to time in varying amounts through a combination of cash from operations, the proceeds from unregistered debt offerings, the proceeds of the loan from Phoenix Capital Group Holdings I LLC (the “PCGHI Loan”), if any, the proceeds of that certain loan agreement with the Company’s wholly owned subsidiary, Adamantium Capital, LLC (“Adamantium”), dated September 14, 2023 (the “Adamantium Loan Agreement”), the proceeds of debt procured by any future subsidiary lender to the Company, and that certain Commercial Credit Agreement with Amarillo National Bank (“ANB”), dated as of July 24, 2023 (the “Credit Agreement”). The funding of additional amounts to PhoenixOp by the Company is not subject to specific milestones or triggering events, but instead will be guided by the business judgment of the Company and PhoenixOp in order to execute on the Company’s intended business plan. The Company intends to make such capital contributions to PhoenixOp until such time as PhoenixOp procures its own financing, if any, or has sufficient cash from operations to operate without supplemental financing from the Company. As of December 31, 2023 the Company had contributed approximately $33.2 million in cash and $18.0 million in lease assets to PhoenixOp. Lease contributions are contributed to PhoenixOp at a value equal to the Company’s cost of acquisition of the contributed asset. The leases contributed are generally required in order for PhoenixOp to operate extraction activities on such assets. The Company anticipates contributing additional oil and gas properties to PhoenixOp in the future. The Company expects to only contribute oil and gas properties to PhoenixOp that are located in an area where the Company owns or leases enough continuous productive acreage to support meaningful mineral extraction activities. Whether and when the Company has properties it decides to contribute to PhoenixOp will depend on, among other things, the Company’s ability to acquire properties from multiple owners, the amount and quality of mineral reserves discovered on such properties, the presence of or proximity to third-party operators with existing extraction activities and the suitability of the area’s topography for drilling and operating producing wells. PhoenixOp is currently a borrower under certain of the Company’s loan agreements, including the Credit Agreement and Adamantium Loan Agreement, and could borrow amounts under such agreements directly. PhoenixOp may procure its own independent source of financing in the future, however, there is currently no definitive plan with respect to such independent financing. PhoenixOp commenced initial spudding at its first wells in the third quarter of 2023 and the first operated production from the initially contributed properties occurred in the first quarter of 2024.

As of April 29, 2024 the Company had 109 full-time employees and 1 part-time employee, as well as 8 contractors, all located in the United States. The Company’s principal executive offices are located at 18575 Jamboree Road, Suite 830, Irvine, CA 92612, and its telephone number is (303) 376-9778. For more information about the Company, please visit its website at https://www.phxcapitalgroup.com. The information on, or otherwise accessible through, our website does not constitute a part of this report.

Our Properties

Wells

The following table sets forth information about the wells in which we have a mineral or royalty interest as of December 31, 2023:

	Well Count
Basin or Producing Region	Gross	Net
Bakken/Williston Basin	3,544	85.2
DJ Basin/Rockies/Niobrara	735	11.5
Permian Basin	597	1.2
Other	57	0.3

Total	4,933	98.2

Oil and Natural Gas Data

Definitions. Set forth below are certain definitions commonly used in the oil and natural gas industry and useful in understanding our reserves and related disclosures.

“Bbl” refers to one stock tank barrel, of 42 U.S. gallons liquid volume, used in this report in reference to crude oil or other liquid hydrocarbons.

“Btu” refers to British thermal unit, which is the heat required to raise the temperature of one pound of liquid water by one degree Fahrenheit.

“MMBtu” refers to one million Btus.

“Probable reserves” refers to those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves. The proved plus probable estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects. Where direct observation has defined a highest known oil (“HKO”) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

“Proved reserves” refers to quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes: (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined an HKO elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (a) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (b) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Evaluation and Review of Estimated Proved and Probable Reserves

The proved and probable reserves estimates reported herein are for years ended December 31, 2023 and 2022. The technical persons primarily responsible for preparing the estimates set forth in the reserves reports incorporated herein each have over 15 years of industry experience. Each meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Our Head of Reservoir Engineering and Corporate Reserves, Brandon Allen, is primarily responsible for overseeing the preparation of the reserves estimation. He has approximately 19 years of oil and gas operations and reserves estimation and reporting experience. He has earned Bachelor of Science degrees in Biochemistry and Chemical Engineering from the University of Colorado, Boulder, and is an active member of the Society of Petroleum Engineers.

Proved and probable reserve estimates are based on the unweighted arithmetic average prices on the first day of each month for the 12-month periods ended December 31, 2023 and December 31, 2022. Average prices for the 12-month periods were as follows: WTI crude oil spot price of $78.21 per Bbl and $94.14 per barrel as of December 31, 2023 and December 31, 2022, respectively, adjusted by lease or field for quality, transportation fees, and market differentials and a Henry Hub natural gas spot price of $2.637 per MMBtu and $6.357 per MMBTU as of December 31, 2023 and December 31, 2022, respectively, adjusted by lease or field for energy content, transportation fees, and market differentials. All prices and costs associated with operating wells were held constant in accordance with SEC guidelines.

The Company estimates the quantity or perceived cashflow of proved undeveloped reserves for financial reporting purposes in accordance with the 5-year rule as set forth by the SEC. Most proved undeveloped properties are operated by the Company’s subsidiary, Phoenix Operating, whereby the Company and Phoenix Operating have the property on the most current drill schedule. Non-operated proved undeveloped properties are properties whereby the Company has a high confidence that the property will be converted to a producing property within 5 years based on public and non-public data sources. As it relates to a majority of the mineral and non-operated working interest holdings by the Company, the Company does not have the ability to accurately estimate when or if undeveloped reserves under its holdings will be extracted and instead takes the conservative approach of only estimating the reserves that are either currently producing or have a clear line of sight to being extracted for proved reserves with the remainder of the reserves being categorized as probable reserves.

Estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty. Because of such uncertainty, estimates of probable reserves, and the future cash flows related to such estimates, may not be comparable to estimates of proved reserves, and the future cash flows related to such estimates, and should not be summed arithmetically with estimates of proved reserves, and the future cash flows related to such estimates. When producing an estimate of the amount of natural gas and oil that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

The Company estimates the quantity or perceived cashflow of proved undeveloped reserves for financial reporting purposes in accordance with the 5-year rule as set forth by the SEC. Most proved undeveloped properties are operated by The Company whereby The Company has the property on the most current drill schedule. Non-operated proved undeveloped properties are properties whereby The Company has a high confidence that the property will be converted to a producing property within 5 years based on public and non-public data sources. As it relates to a majority of the mineral and non-operated working interest holdings by The Company, The Company does not have the ability to accurately estimate when or if undeveloped reserves under its holdings will be extracted and instead takes the conservative approach of only estimating proved developed reserves that are either currently producing or proved undeveloped reserves that have a clear line of sight to being extracted with the remainder of the reserves being categorized as probable reserves.

In addition, we anticipate that the preparation of our proved reserve estimates are completed in accordance with internal control procedures, including the following:

•	Review and verification of historical production data, which data is based on actual production as reported by the operators of our properties;

•	Preparation of reserves estimates by Mr. Brandon Allen or under his direct supervision;

•

Review by Mr. Brandon Allen and Mr. Curtis Allen, our CFO, of all of our reported proved reserves at the close of the calendar year, including the review of all significant reserve changes and all new proved undeveloped reserves additions;

•	Verification of property ownership by our land department; and

•	No employee’s compensation is tied to the amount of reserves booked.

The following table presents our estimated proved and probable oil and natural gas reserves as of December 31, 2023 (dollars in thousands):

	December 31, 2023[1]	December 31, 2022[2]
Estimated proved developed reserves
Oil (Bbl)	7,124,194	3,691,722
Natural Gas (Mcf)	12,250,285	7,624,212
Natural Gas Liquids (Bbl)	1,514,761	—
Total (Boe)(6:1)[4]	10,680,669	4,962,424
PV10[5]	$289,809	$189,885
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$289,809	$189,885

Estimated proved undeveloped reserves[3]
Oil (Bbl)	24,925,841	—
Natural Gas (Mcf)	19,565,808	—
Natural Gas Liquids (Bbl)	6,648,747	—
Total (Boe)(6:1)[4]	34,835,556	—
PV10[5]	$257,472	$—
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$257,472	$—

Estimated proved reserves
Oil (Bbl)	32,050,035	3,691,722
Natural Gas (Mcf)	31,816,093	7,624,212
Natural Gas Liquids (Bbl)	8,163,508	—
Total (Boe)(6:1)[4]	45,516,225	4,962,424
Percent proved developed	23%	100%
PV10[5]	$547,281	$189,885
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$547,281	$189,885

Estimated probable undeveloped reserves
Oil (Bbl)	74,877,268	—
Natural Gas (Mcf)	88,184,111	—
Natural Gas Liquids (Bbl)	—	—
Total (Boe)(6:1)[4]	89,574,620	—
PV10[5]	$1,219,519	$—
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$1,219,519	$—

Estimated total reserves
Oil (Bbl)	106,927,303	3,691,722
Natural Gas (Mcf)	120,000,204	7,624,212
Natural Gas Liquids (Bbl)	8,163,508	—
Total (Boe)(6:1)[4]	135,090,845	4,962,424
Percent proved developed	8%	100%
PV10[5]	$1,766,801	$189,885
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$1,766,801	$189,885

(1)

Estimates of reserves as of December 31, 2023 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the last twelve (12) months ended December 31, 2023, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $78.21 per Bbl for oil and $2.637 per MMBtu for natural gas at December 31, 2023. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2)

Estimates of reserves as of December 31, 2022 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the year ended December 31, 2022, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $94.14 per Bbl for oil and $6.357 per MMBtu for natural gas at December 31, 2022. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(3)

In early 2023, Phoenix Operating was established whereby certain leasehold held by the Company would be developed by the Company. Phoenix Operating executed a contract for a drilling rig with Patterson-UTI Drilling Company on June 20, 2023. This allowed for previously unbooked reserves to be estimated and booked as proved undeveloped in accordance with SEC guidelines for reserves categorization and estimation and in adherence to the 5-year rule as set forth by the SEC.

(4)

Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of “oil equivalent”. This conversion is based on energy equivalence and not price or value equivalence. If a price equivalent conversion based on the twelve-month average prices for the period ended December 31, 2023 was used, the conversion factor would be approximately 29.7 Mcf per Bbl of oil.

(5)

PV-10 represents the discounted future net cash flows attributable to our proved oil and natural gas reserves before income tax, discounted at 10%. PV-10 of our total year-end proved reserves is considered a non-U.S. GAAP financial measure as defined by the SEC. We believe that the presentation of the PV-10 is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account any future corporate income taxes. We further believe investors and creditors use our PV-10 as a basis for comparison of the relative size and value of our reserves to other companies. Refer to the reconciliation of our PV-10 to the standardized measure of discounted future net cash flows in the table above.

(6)

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for incomes taxes is made in the accompanying standardized measure of discounted future next cash flows in the table above.

Oil and Natural Gas Production Prices and Production Costs

Production and Price History

The following table sets forth information regarding production of oil and natural gas and certain price and cost information for each of the periods indicated:

	Year Ended December 31,
	2023	2022
Production Data (All Properties):
Oil (Bbl)	1,446,928	523,416
Natural Gas (Mcf)	2,152,939	1,058,506
Natural Gas Liquids (Bbl)	201,454	—
Total (Boe)(6:1) [1]	2,007,205	699,834
Average daily production (Boe/d)(6:1)	5,499	1,917
Average Realized Prices:
Oil (Bbl)	$77.48	$91.01
Natural Gas (Mcf)	$3.12	$6.66
Natural Gas Liquids (Bbl)	$27.10	$6.66
Average Unit Cost per Boe (6:1):
Operating costs, production and ad valorem taxes	$12.81	$19.89
% of Revenue	20.7%	21.9%

(1)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

Productive Wells

Productive wells consist of producing wells, wells capable of production, and exploratory, development, or extension wells that are not dry wells. As of December 31, 2023, we owned mineral, royalty and working interests in 4,933 productive wells, the majority of which are primarily oil wells which produce natural gas and natural gas liquids as well.

Out of the total productive wells, 160 fall under our ‘wells in progress’ (WIP) category. We define a WIP as a spud well in a stage preliminary to production. We utilize both proprietary and public systems to identify WIPs based on four distinct criteria: 1) a well that has been spud but is not actively being drilled, 2) a well currently being drilled and awaiting completion, 3) a drilled well in the completion process, and 4) a drilled well that has been completed but is not yet producing. This term serves as a guide in our acquisition strategy, enabling us to pinpoint lower-risk investment opportunities for our stakeholders.

Drilling Results

As of December 31, 2023, the operators of our properties, including Phoenix Operating, had drilled 4,733 gross productive development wells on the acreage underlying our mineral and royalty interests. As a holder of mineral and royalty interests, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory. We are not aware of any dry holes drilled on the acreage underlying our mineral and royalty interests during the relevant periods.

Acreage

Mineral and Royalty Interests

The following tables set forth information relating to the acreage underlying our mineral interests as of December 31, 2023:

	Net Mineral Interests
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	44,631	31,713	76,343
DJ Basin/Rockies/Niobrara/PRB	5,425	33,043	38,468
Permian Basin/Other	2,271	3,530	5,801
Total Net Mineral Interest	52,327	68,286	120,613

	Gross Mineral Interests
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	862,052	240,028	1,102,080
DJ Basin/Rockies/Niobrara/PRB	115,041	181,919	296,960
Permian Basin/Other	140,283	101,637	241,920
Total Gross Mineral Interest	1,117,377	523,583	1,640,960

Market Opportunity

We focus on specific subsets of mineral and leasehold assets in the United States. From a market perspective, we focus on high, attractive and defined basins, currently serviced by top-tier operators, with assets that we believe will generate high near-term cash flow. All the assets which we seek to acquire are purchased at what management believes are attractive price points and have a liquidity profile that is desirable in the secondary market. The assets we seek to acquire have near term payback and long-term residual cash flow upside.

Business Strategy

We have developed a process for the identification, acquisition and monetization of our assets. Below is a general illustration of our process:

1.	Our specialized software provides market intelligence to identify and rank potential assets and support our acquisition strategy and functions.

2.	We make contact with the owner of the asset and begin the conversation on how we can help unlock value of the property for the owner.

3.	We provide the potential seller with a packet detailing the Company, industry data, property valuation and an all-cash offer based on the valuation.

4.	Our sales team engages the potential seller to discuss the terms of the sale and the value of the property.

5.	We handle the closing of the property and the property is migrated to our portfolio.

6.	We utilize our land rights to extract natural resources from the property through a third-party operator or extraction operations through Phoenix Operating.

7.

We collect a portion of the revenue generated from the natural resources extracted and sold by the third-party operator. Our share of the revenue depends on the type of asset, either mineral rights or non-operated working interests, and the underlying contract with the third-party operator.

8.	We continue to operate the property to extract the minerals through third-party operators until we decide to sell the property rights.

Separate from the ordinary royalty income assets, we maintain a structural discipline to participate in non-operated working interests, in part for their tax benefits. Due to favorable IRS treatment, marrying this asset class to our pure royalty income creates an augmented “write off” strategy whereby the balanced portfolio effectively creates little to no annual taxable income.

Functionally, the transactions we enter into are very similar to traditional real estate transactions with respect to the mechanics. A seller agrees to sell to us, a purchase and sale agreement is executed, earnest money is conveyed, manual diligence and title review is conducted as an audit function prior to closing. Upon closing the funds are conveyed to the seller and the title is recorded in the respective jurisdiction by us. At this point, the operator is directed to convey all future payments to us at the defined rate. In most cases, our interaction with the operator is more administrative and clerical in nature unless it is a working interest or an alternative scenario. Assets can produce for upwards of 20 years, however there is a considerable regression/depletion curve that commences over the life of the asset. As such, we tend to focus on wells that have recently began producing, or are likely to have new production in the near term. we focus on a closed loop process from discovery to acquisition to long term balance sheet ownership. The recurring nature of these cash flows allows for considerable scale without material increases in fixed overhead.

Phoenix Operating

While the Company anticipates that extraction activities at its assets will continue to be primarily performed by third parties in the near term, the Company also expects to increase the extent to which its wholly owned subsidiary, Phoenix Operating, is utilized to drill and operate producing wells, beginning with oil and gas properties contributed to Phoenix Operating by the Company.

Phoenix Operating has its own employees who are not employees of the Company or any other Company affiliate. The Company is and will remain the sole voting member and manager of Phoenix Operating, and retains the substantial majority of the economic interest in Phoenix Operating, subject only to a small number of minority, non-voting membership interests granted by Phoenix Operating to its employees.

While running extraction activities through Phoenix Operating will require significantly more capital than partnering with a third-party oil and gas operator, the Company believes that this operating model will provide greater control of cashflow and increases the potential for shorter payback periods as compared to returns on royalty assets and non-operating working interest assets. The Company estimates that this operating model will require approximately $150,000,000 in additional capital throughout 2024 in order to achieve the Company’s intended business plan.

The Company expects that such capital needs will be met in the near to medium term by capital contributions to Phoenix Operating by the Company, which the Company expects to fund from time to time in varying amounts through a combination of cash from operations, the proceeds from unregistered debt offerings, the proceeds of the PCGHI Loan (defined herein), if any, the proceeds of the Adamantium Loan Agreement, the proceeds of debt procured by any future subsidiary lender to the Company, and the Credit Agreement. The funding of additional amounts to Phoenix Operating by the Company is not subject to specific milestones or triggering events, but instead will be guided by the business judgment of the Company and Phoenix Operating in order to execute on the Company’s intended business plan. The Company intends to make such capital contributions to Phoenix Operating until such time as Phoenix Operating procures its own financing, if any, or has sufficient cash from operations to operate without supplemental financing from the Company. As of December 31, 2023, the Company had contributed approximately $33.2 million in cash and $18.0 million in lease assets to Phoenix Operating. Lease contributions are contributed to Phoenix Operating at a value equal to the Company’s cost of acquisition of the contributed asset. The leases contributed are generally required in order for Phoenix Operating to operate extraction activities on such assets. The Company anticipates contributing additional oil and gas properties to Phoenix Operating in the future. The Company expects to only contribute oil and gas properties to Phoenix Operating that are located in an area where the Company owns or leases enough continuous productive acreage to support meaningful mineral extraction activities. Whether and when the Company has properties it decides to contribute to Phoenix Operating will depend on, among other things, the Company’s ability to acquire properties from multiple owners, the amount and quality of mineral reserves discovered on such properties, the presence of or proximity to third-party operators with existing extraction activities and the suitability of the area’s topography for drilling and operating producing wells. Phoenix Operating is currently a borrower under certain of the Company’s loan agreements, including the Credit Agreement and Adamantium Loan Agreement, and could borrow amounts under such agreements directly. Phoenix Operating may procure its own independent source of financing in the future, however, there is currently no definitive plan with respect to such independent financing. Phoenix Operating commenced initial spudding at its first wells in the third quarter of 2023 and the first operated production from the initially contributed properties occurred in the first quarter of 2024.

Liquidity and Track Record

There is currently no public trading market for any of our securities, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your interests.

The Company’s management team has not sponsored any prior programs, and so does not have any prior program history.

General Offering Information

We filed an offering statement on Form 1-A (the “Offering Statement”) with the SEC on November 19, 2021, as amended by Form 1-A/A amendments, filed on December 8, 2021 and December 20, 2021 respectively, which offering statement was qualified by the SEC on December 23, 2021. We filed our most recent post-qualification amendment to the Offering Statement on March 18, 2024, which was qualified by the SEC on March 29, 2024. Pursuant to the Offering Statement, as amended, we offer up to a maximum of $75,000,000 in the aggregate of the Company’s 9.0% unsecured bonds (the “Reg A Bonds”) in any 12 month period. The purchase price per Bond is $1,000, with a minimum purchase amount of $1,000.

As of April 29, 2024, in total, we had issued 120,086 Reg A Bonds for gross proceeds to the Company of $120,086,000. The Reg A Bonds have maturities ranging from January 10, 2025 to April 10, 2027. From April 30, 2023 to April 29, 2024 we had issued 56,676 Reg A Bonds for gross proceeds to the Company of $56,676,000.

We are currently offering up to $750,000,000 of unsecured bonds in an offering exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506(c) of Regulation D promulgated thereunder (the “Reg D Bonds,” and together with the Reg A Bonds and the Adamantium Bonds, the “Bonds”). As of April 29, 2024, we have sold an aggregate principal amount of approximately $283,011,000 of the Reg D Bonds. The Reg D Bonds have maturities ranging from August 10, 2024 to April 10, 2035 and interest rates ranging from 8.0% to 15.5%. Net proceeds from the sale of the Bonds will be used for the purchase of mineral rights and non-operated working interests, as well as additional asset acquisitions.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operations in conjunction with our consolidated financial statements, and the related notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs, and expected performance. These forward-looking statements are dependent upon events, risks, and uncertainties that may be outside of our control. Our actual results could differ materially from those disclosed in these forward-looking statements. Factors that could cause or contribute to such differences include those described in “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” included in our offering circular on Form 1-A, filed with the SEC on March 18, 2024. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Phoenix Capital Group Holdings, LLC (“Phoenix Capital”) was formed in the state of Delaware on April 23, 2019. The Company conducts operations from four physical offices located in Irvine, CA, Denver, CO, Dallas, TX and Casper, WY respectively. The Company is focused on oil and gas operations and executing on a three-prong strategy involving the acquisition of royalty assets, acquisition of non-operated working interest assets, and direct drilling operations conducted through the Company’s wholly owned subsidiary, Phoenix Operating, LLC (“PhoenixOp”). Pursuant to this strategy, the Company purchases a variety of assets, including mineral interests, leasehold interests, overriding royalty interests, and perpetual royalty interests. While the Company has primarily targeted assets in the Williston Basin, Permian Basin, Powder River, and Denver Julesburg Basin, it is agnostic to geography and prioritizes asset potential in executing on its acquisition strategy.

The Company leverages its specialized software system and experienced management team to identify asset opportunities that fit its desired criteria and potential for returns. The Company prioritizes assets with potential for high monthly recurring cashflows and primarily targets assets that have a potential payback period of 12-48 months and long-term (often more than 20 years) lifetime cashflows. To help identify and prioritize assets with such potential, the Company developed a software system in 2019. The software system is designed to be scalable and process inputs from a variety of internal and external sources, and supports the Company’s ability to identify, analyze, underwrite, and formally transact in the purchasing of oil and gas assets. The software system operates across three key facets of our business: (1) asset discovery; (2) asset grading and estimates; and (3) asset acquisition.

Following the acquisition of an asset, the Company typically shares in the proceeds of the natural resources extracted and sold by a third-party oil and gas operator. The Company anticipates that extraction activities at its asset will continue to be performed by third parties, however, it also expects to increase the extent to which PhoenixOp is utilized to drill and operate producing wells, beginning with oil and gas properties contributed to PhoenixOp by the Company. While running extraction activities through PhoenixOp will require significantly more capital than partnering with a third-party oil and gas operator, the Company believes that this operating model will provide greater control of cashflow and increases the potential for shorter payback periods as compared to returns on royalty assets and non-operating working interest assets. From inception until December 31, 2023, Phoenix Capital acquired approximately 4,000 different mineral assets of which roughly 3,800 remain owned by Phoenix Capital as of December 31, 2023. Assets that were disposed of were conveyed principally to private equity firms who operate in the vibrant, liquid secondary market.

As of December 31, 2023, the Company database had more than 400,000 individual records in the current markets of interest which are comprise the key basins in North Dakota, Montana, Wyoming, Colorado, Utah, and Texas. The Company believes that the addressable markets in its focus regions provide a significant opportunity for continued growth and scale. Over time, the Company anticipates expanding beyond these focus regions.

Phoenix Capital is a private, family and employee-owned company.

Our Segments

We operate under three segments: mineral and non-operating; operating; and securities. Our mineral and non-operating segment comprises our operations for the acquisition of mineral interests and non-operated working interests in oil and gas properties, through which we share in the proceeds of the natural resources extracted and sold by the operator. Our operating segment comprises our operations related to our drilling, extraction, and production activities, which today are conducted through PhoenixOp. Our securities segment comprises our operations related to our capital raising activities associated with our debt securities offerings. Our management evaluates our performance and allocates resources based in part on segment operating profit, which is calculated as total segment revenue less operating expenses attributable to the segment, which includes allocated corporate costs.

Sources of Our Revenue

Our revenues have historically primarily constituted mineral and royalty payments received from our E&P operators based on the sale of crude oil, natural gas, and natural gas liquids (“NGL”) production from our interests. For the years ended December 31, 2023 and 2022, mineral and royalty revenues from our mineral and non-operating segment made up substantially all of our total revenues. In 2023, we commenced sales of crude oil, natural gas, and NGL and began generating product sales in our operating segment through our wholly owned subsidiary, PhoenixOp, which was formed for the purposes of drilling, extracting, and operating producing wells. While product sales were not material in 2023, we expect to derive a greater portion of our total revenues from product sales of crude oil, natural gas, and NGL to PhoenixOp’s customers in the future. Our revenues may vary significantly from period to period because of changes in commodity prices, production mix, and volumes of production sold by our exploration and production (“E&P”) operators, including PhoenixOp. We also derive revenues from redemption fees charged to investors, generally in connection with the early redemption of their investments. Other revenue in the securities segment is derived almost exclusively from intersegment interest expense to the mineral and non-operating segment and the operating segment, and is eliminated in consolidation.

Principal Components of Our Cost Structure

As a mineral, royalty, and non-operated working interest owner, we may incur lease operating expenses and our proportionate share of production, severance, and ad valorem taxes. In those circumstances, revenues are recognized net of production taxes and post-production expenses. Through PhoenixOp’s operations, we also incur certain production costs, including gathering, processing, and transportation costs which are presented as a component of cost of sales on our consolidated statements of operations. Shared corporate costs that are overhead in nature and not directly associated with any one of our segments, including certain general and administrative expenses, executive or shared-function payroll costs, and certain limited marketing activities, are allocated to our segments based on usage and headcount, as appropriate. Cost of sales and depreciation, depletion, and amortization are not applicable to the securities segment.

Cost of Sales

Lease Operating Expenses

We incur lease operating expenses through: (i) our ownership of non-operated working interests, paying our pro rata share of cost of labor, equipment, maintenance, saltwater disposal, workover activity, and other miscellaneous costs; and (ii) PhoenixOp, where such costs are directly incurred through our own drilling and extraction activities. We generally expect that these expenses will increase as our number of mineral interest and non-operated working interests in oil and gas properties increase, as we commence oil and gas operating activities on operated properties, and as production from such properties increases.

Production and Ad Valorem Taxes

Production taxes are paid at fixed rates on produced crude oil, natural gas, and NGL based on a percentage of revenues from our volume of products sold, established by federal, state, or local taxing authorities. Where we utilize third-party operators, the E&P companies that operate on our interests withhold and pay our pro rata share of production taxes on our behalf. We directly pay ad valorem taxes in the counties where our properties are located. Ad valorem taxes are generally based on the appraised value of our crude oil, natural gas, and NGL properties. We generally expect that these expenses will increase as our number of mineral interest and non-operated working interests in oil and gas properties increase, as we commence oil and gas operating activities on operated properties, and as production from such properties increases.

Production Costs

Production costs include gathering, processing, and transportation costs that we incur to gather and transport our oil and gas production to a point of sale. We generally expect that these costs will increase as our activities in our operating segment increase and as our oil and gas operating activities result in increased production volumes. For example, our production costs increased in the first half of 2024 as our oil and gas operating activities came online and PhoenixOp operated production from our first operated properties.

Depreciation, Depletion, and Amortization

Depreciation, depletion, and amortization is the systematic expensing of the capitalized costs incurred to acquire, explore, and develop crude oil, natural gas, and NGL. We follow the successful efforts method of accounting, pursuant to which we capitalize the costs of our proved crude oil, natural gas, and NGL mineral interest properties, which are then depleted on a unit-of-production basis based on proved crude oil, natural gas, and NGL reserve quantities. Our estimates of crude oil, natural gas, and NGL reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data, as well as the projection of future rates of production. Any significant variance in these assumptions could materially affect the estimated quantity of the reserves, which could affect the rate of depletion related to our crude oil, natural gas, and NGL properties. Depreciation, depletion, and amortization also includes the expensing of office leasehold costs and equipment. We expect depletion to continue to increase in subsequent periods as our gross production of oil, gas, and other products increases.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of costs incurred related to overhead, office expenses, and fees for professional services such as audit, tax, legal, and other consulting services.

General and administrative expenses are allocated directly to a segment when there is a clear cost-benefit relationship between the expense and the segment that received the benefit. All other costs are aggregated within pools and allocated to each segment using a level-of-effort formula. We expect general and administrative expense to continue to increase period over period as we continue to grow and capitalize on opportunities within each segment; however, we do expect the percentage of growth to begin to decline as our business matures.

Payroll and Payroll-Related

Payroll and payroll-related expenses consist of personnel costs for executive and employee compensation and related benefits. Payroll and payroll-related expenses are allocated directly to the segment associated with a respective employee, with the exception of corporate personnel, whose costs are allocated to the segments based on a reasonable level-of-effort formula. We expect payroll expenses to continue to increase period over period as we continue to grow; however, we do expect the percentage of growth to begin to decline as our business matures.

Advertising and Marketing

We incur advertising and marketing costs primarily in our securities segment. Advertising and marketing costs include third-party services related to public relations, market research and the development of strategic initiatives, brand messaging, and communication materials that are produced for our investors to generate greater awareness and promote investor engagement. We expect advertising and marketing costs to vary from period to period as we undertake targeted campaigns or initiatives. Advertising and marketing costs are expensed as incurred.

Interest Expense

We have financed a significant portion of our working capital requirements and acquisitions with borrowings under credit facilities and the issuance of debt securities. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the lenders under credit facilities and holders of our debt securities and amortization of debt discount and debt issuance costs in interest expense in our consolidated statements of operations. Interest expense is primarily incurred within the securities segment and allocated to the mineral and non-operating segment and the operating segment based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date. Allocated intersegment interest expense is eliminated in consolidation. We expect interest expense to continue to increase period over period as we raise additional capital to meet our objectives.

Loss on Derivatives

We have entered into derivatives in the form of put options and no costs collars with corresponding put and call options for the purpose of reducing price volatility associated with certain of our royalty income. Prior to the expiration of our no cost collar contracts in 2023, each collar had an established floor price and ceiling price. When the settlement price was below the floor price, the counterparty was required to make payment to us and when the settlement price was above the ceiling price, we were required to make payment to the counterparty. No payment was required beyond the net cost of the contracts when the settlement price was between the floor and the ceiling. The Company’s no-cost collar contracts settled during the year ended December 31, 2023 and only put options remained outstanding at December 31, 2023.

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our performance. Among the measures considered by management are the following:

•	volumes of oil, natural gas, and NGL produced;

•	number of producing wells, spud wells, and permitted wells;

•	commodity prices; and

•	revenue and EBITDA.

Volumes of Oil, Natural Gas, and NGL Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from our mineral and royalty interests. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Producing Wells, Spud Wells, and Permitted Wells

In order to track and assess the performance of our assets, we monitor the number of permitted wells, spud wells, completions, and producing wells on our mineral and royalty interests in an effort to evaluate near-term production growth.

Commodity Prices

Historically, oil, natural gas, and NGL prices have been volatile and may continue to be volatile in the future. During the past five years, the posted price for West Texas Intermediate (“WTI”) has ranged from a low of negative $36.98 per barrel in April 2020 to a high of $123.64 per barrel in March 2022. The Henry Hub spot market for natural gas has ranged from a low of $1.33 per MMBtu in September 2020 to a high of $23.86 per MMBtu in February 2021. Lower prices may not only decrease our revenues, but also potentially the amount of oil, natural gas, and NGL that our operators can produce economically.

Oil. The substantial majority of our oil production is sold at prevailing market prices, which fluctuate in response to many factors that are outside of our control. The majority of our oil production is priced at the prevailing market price with the final realized price affected by both quality and location differentials. The chemical composition of crude oil plays an important role in its refining and subsequent sale as petroleum products. As a result, variations in chemical composition relative to the benchmark crude oil, usually WTI, will result in price adjustments, which are often referred to as quality differentials. The characteristics that most significantly affect quality differentials include the density of the oil, as characterized by its American Petroleum Institute gravity, and the presence and concentration of impurities, such as sulfur. Location differentials generally result from transportation costs based on the produced oil’s proximity to consuming and refining markets and major trading points.

Natural Gas. The U.S. New York Mercantile Exchange (“NYMEX”) price quoted at Henry Hub is a widely used benchmark for the pricing of natural gas in the United States. The actual prices realized from the sale of natural gas differ from the quoted NYMEX price as a result of quality and location differentials. Quality differentials result from the heating value of natural gas measured in Btu and the presence of impurities, such as hydrogen sulfide, carbon dioxide, and nitrogen. Natural gas containing ethane and heavier hydrocarbons has a higher Btu value and will realize a higher volumetric price than natural gas that is predominantly methane, which has a lower Btu value. Natural gas with a higher concentration of impurities will realize a lower price due to the presence of the impurities in the natural gas when sold or the cost of treating the natural gas to meet pipeline quality specifications. Natural gas, which currently has limitations on transportation in certain regions, is subject to price variances based on local supply and demand conditions and the cost to transport natural gas to end-user markets.

NGL. NGL pricing is generally tied to the price of oil, but varies based on differences in liquid components and location.

EBITDA

We calculate EBITDA by adding back to net income (loss), interest income and expense, and depreciation, depletion, amortization, and accretion expense for the respective periods. EBITDA is a non-GAAP supplemental financial measure used by our management to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP financial measure. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies.

2024 Guidance

The following table presents our current estimates of certain financial and operating results for the full year of 2024. These forward-looking statements reflect our expectations as of April 29, 2024, and are subject to substantial uncertainty. Our results are inherently unpredictable, may fluctuate significantly, and may be materially affected by many factors, such as fluctuations in commodity prices, changes in global economic and geopolitical conditions, and changes in governmental regulations, among others. The following estimates are based on, among other things, our anticipated capital expenditures and drilling and operations programs, our ability to drill and complete wells consistent with our expectations, certain drilling, completion, and equipping cost assumptions, and certain well performance assumptions. In addition, achieving these estimates and maintaining the required drilling activity to achieve these estimates will depend on the availability of capital, the existing regulatory environment, commodity prices and differentials, rig and service availability, and actual drilling results, as well as other factors. For more detail on these risks, please read “Statements Regarding Forward-Looking Information and Figures” and the risk factors outlined in our Form 1-A, filed with the SEC on March 18, 2024, under the caption, “Risk Factors”. If any of these risks and uncertainties actually occur or the assumptions underlying our estimates are incorrect, our actual operating results, costs and activities may be materially and adversely different from our expectations or guidance. In addition, investors should recognize that the reliability of any guidance diminishes in as much as it involves estimates for figures farther in the future, and so the further we are from the end of 2024 the more likely that our actual results will differ materially from our guidance. In light of the foregoing, investors are urged to put our guidance in context and not to place undue reliance upon it.

For the year ending December 31, 2024, total revenues are expected to be between $280.0 million and $290.0 million, or to grow between 137% to 145%, as compared to the year ended December 31, 2023, based on an average benchmark commodity price of $81.43/Bbl for crude oil and $3.16/MMcf for natural gas for the corresponding period.

The following table presents our current full year 2024 production estimates:

2024 Guidance
Production:
Crude oil (MBbls)	3,140 to 3,315
Natural gas (MMcf)	2,768 to 2,921
NGL (MBbls)	536 to 566

Total (MBOE) (6:1)	4,137 to 4,368
Average daily production (BOE/d) (6:1)	11,495 to 12,133

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table summarizes our consolidated results of operations for the periods indicated:

	Year Ended December 31,		Change
(in thousands)	2023 (As Restated)	2022 (As Restated)	$	%
Revenues	$118,105	$54,554	$63,551	116%
Operating expenses
Cost of sales	$19,733	$9,573	$10,160	106%
Depreciation, depletion, amortization, and accretion	34,228	12,144	22,084	182%
Selling, general, and administrative	14,314	5,563	8,751	157%
Payroll and payroll-related expenses	12,733	6,023	6,710	111%
Advertising and marketing	4,136	1,353	2,783	206%
Impairment expense	974	—	974	NM

Total operating expenses	$86,118	$34,656	$51,462	148%

Income from operations	$31,987	$19,898	$12,089	61%

Other expenses
Interest income	$66	$—	$66	NM
Interest expense	(47,882)	(11,893)	(35,989)	303%
Loss on derivatives	(32)	(2,239)	2,207	(99)%
Loss on debt extinguishment	(328)	(92)	(236)	257%

Total other expenses	$(48,176)	$(14,224)	$(33,952)	239%

Net income (loss)	$(16,189)	$5,674	$(21,863)	(385)%

NM – not meaningful.

The following tables summarize our segment results of operations for the periods indicated:

	Year Ended December 31, 2023
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Total revenues	$116,902	$1,225	$40,509	$(40,531)	$118,105
Total operating expenses	(67,884)	(6,725)	(11,548)	39	(86,118)

Segment operating profit (loss)	$49,018	$(5,500)	$28,961	$(40,492)	$31,987

	Year Ended December 31, 2022
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Total revenues	$54,554	$—	$4,991	$(4,991)	$54,554
Total operating expenses	(31,306)	—	(3,350)	—	(34,656)

Segment operating profit (loss)	$23,248	$—	$1,641	$(4,991)	$19,898

The following table summarizes our production data and average realized prices for the periods indicated:

	Year Ended December 31,
	2023	2022	Change
Production Data:
Crude oil (Bbls)	1,446,928	523,416	923,512	177%
Natural gas (Mcf)	2,152,939	1,058,506	1,094,433	103%
NGL (Bbls)	201,454	—	201,454	NM

Total (BOE)(6:1)	2,007,205	699,834	1,307,372	187%
Average daily production (BOE/d)(6:1)	5,499	1,917	3,582	187%
Average Realized Prices(a):
Crude oil (Bbl)	$73.10	$91.01	$(17.91)	(20)%
Natural gas (Mcf)	$3.15	$6.66	$(3.51)	(53)%
NGL (Bbl)	$27.50	$—	$27.50	NM

NM – not meaningful.

(a)	Average realized prices are net of certain post-production costs which are deducted from our royalties.

Revenues

The following table shows the components of our revenue for the periods presented:

	Year Ended December 31,
(in thousands)	2023	2022	Change
Mineral and royalty revenues
Crude oil	$105,771	$47,493	$58,278	123%
Natural gas	6,790	7,061	(271)	(4)%
NGL	5,527	—	5,527	NM

Total mineral and royalty revenues	$118,088	$54,554	$63,534	116%

Other revenue	$17	$—	$17	NM

Total revenues	$118,105	$54,554	$63,551	116%

NM – not meaningful.

Total revenue was $118.1 million for the year ended December 31, 2023, as compared to $54.6 million for the same period in 2022, an increase of $63.6 million, or 116%. The increase was primarily attributable to a $63.5 million increase in mineral and royalty revenues generated from our increased mineral and non-operating activities.

Mineral and Non-Operating Segment

Mineral and non-operating segment revenue was $116.9 million for the year ended December 31, 2023, as compared to $54.6 million for the same period in 2022, an increase of $62.3 million, or 114%. The increase in segment revenue was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties, which have expanded significantly in recent years. Acquisitions of such interests generally generate revenue in subsequent periods (e.g., on a six to eighteen month lag). As a result, our mineral and non-operating segment revenue has increased over time as our portfolio of mineral interests and non-operated working interests in oil and gas properties has expanded. We closed 825 unique transactions, which added 71,693 net mineral acres (“NMAs”) of leasehold interests and 12,043 net royalty acres (“NRAs”) of mineral interests to our portfolio, in the year ended December 31, 2023, as compared to 259 unique transactions, 19,712 NMAs of leasehold interests, and 10,306 NRAs of mineral interests in the prior year. The increase was partially offset by lower commodity prices, with average NYMEX crude oil and natural gas prices down 18% and 61%, respectively, in 2023 from 2022, and higher post-production costs of $3.0 million, which were passed through to us relative to an increase in production volumes.

Operating Segment

Operating segment revenue was $1.2 million for the year ended December 31, 2023. Prior year operating segment revenues are not included in our financial results because PhoenixOp commenced operations in the third quarter of 2023, when it became the operator of five producing wells acquired from another operator.

Operating Expenses

Cost of Sales

The following table shows the components of our cost of sales for the periods presented:

	Year Ended December 31,		Change
(in thousands)	2023	2022	$	%
Cost of sales
Production taxes	$10,672	$4,624	$6,048	131%
Lease operating expenses	9,011	4,949	4,062	82%
Production costs	50	—	50	NM

Total	$19,733	$9,573	$10,160	106%

NM – not meaningful.

Cost of sales was $19.7 million for the year ended December 31, 2023, as compared to $9.6 million for the same period in 2022, an increase of $10.2 million, or 106%. The increase was primarily due to an increase in our mineral interests and non-operated working interests in oil and gas properties and the resulting increase in lease operating expenses, production taxes, and ad valorem taxes.

Mineral and Non-Operating Segment

Mineral and non-operating segment cost of sales was $19.3 million for the year ended December 31, 2023, as compared to $9.6 million for the same period in 2022, an increase of $9.7 million, or 101%. The increase in segment cost of sales was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties and the resulting increase in lease operating expenses and production taxes.

Operating Segment

Operating segment cost of sales was $0.5 million for the year ended December 31, 2023. Prior year operating segment cost of sales is not included in our financial results because PhoenixOp commenced operations in the third quarter of 2023, when it became the operator of five producing wells acquired from another operator.

Depreciation, Depletion, Amortization, and Accretion Expense

The following table shows the components of our depletion, depreciation, amortization, and accretion expense for the periods presented:

	Year Ended December 31,		Change
(in thousands)	2023	2022 (As Restated)	$	%
Depletion, depreciation, amortization, and accretion
Depletion	$34,035	$12,042	$21,993	183%
Depreciation	136	86	50	58%
Accretion on asset retirement obligation	57	16	41	256%

Total	$34,228	$12,144	$22,084	182%

Depreciation, depletion, amortization, and accretion expense was $34.2 million for the year ended December 31, 2023, as compared to $12.1 million for the same period in 2022, an increase of $22.1 million, or 182%, primarily driven by increased production and an increase in our depletable bases within the mineral and non-operating segment. Depletion expense in the operating segment was not material for the year ended December 31, 2023.

Mineral and Non-Operating Segment

Depletion for the mineral and non-operating segment was $34.2 million for the year ended December 31, 2023, as compared to $12.1 million for the same period in 2022, an increase of $22.1 million, or 182%. The increase in depletion expense was predominantly driven by increased production and an increase in our depletable bases.

Selling, General, and Administrative Expense

Selling, general, and administrative expense was $14.3 million for the year ended December 31, 2023, as compared to $5.6 million for the same period in 2022, an increase of $8.7 million, or 157%. The increase was primarily due to increased costs associated with our capital raise initiatives in our securities segment, increased fees associated with land acquisition and title work in our mineral and non-operating segment, and increased corporate overhead costs not directly associated with the segments but which have been allocated to the segments based on headcount and a level-of-effort formula.

Mineral and Non-Operating Segment

Selling, general, and administrative expense in the mineral and non-operating segment was $6.8 million for the year ended December 31, 2023, as compared to $3.7 million for the same period in 2022, an increase of $3.1 million, or 84%, due to higher legal and land-related professional fees associated with our increased activity in acquiring leasehold and mineral assets.

Operating Segment

Selling, general, and administrative expense in the operating segment was $2.8 million for the year ended December 31, 2023, with no comparable activity in 2022 as PhoenixOp did not commence operations until 2023.

Securities Segment

Selling, general, and administrative expense in the securities segment was $4.7 million for the year ended December 31, 2023, as compared to $1.9 million for the same period in 2022, an increase of $2.8 million, or 155%. The increase was primarily due to increased legal costs and allocated corporate overhead related to our securities offerings.

Payroll and Payroll-Related Expense

Payroll and payroll-related expense was $12.7 million for the year ended December 31, 2023, as compared to $6.0 million for the same period in 2022, an increase of $6.7 million, or 111%, primarily as a result of increased employee headcount, which increased from 54 employees at December 31, 2022 to 118 employees at December 31, 2023.

Mineral and Non-Operating Segment

Payroll and payroll-related expense for the mineral and non-operating segment was $6.4 million for the year ended December 31, 2023, as compared to $5.3 million for the same period in 2022, an increase of $1.1 million, or 21%, due to increased activity in acquiring leasehold and mineral assets.

Operating Segment

Payroll and payroll-related expense for the operating segment was $3.2 million for the year ended December 31, 2023, with no comparable activity in 2022 as PhoenixOp did not commence operations until 2023.

Securities Segment

Payroll and payroll-related expense for the securities segment was $3.2 million for the year ended December 31, 2023, as compared to $0.7 million for the same period in 2022, an increase of $2.5 million, or 338%, primarily due to the increased number of personnel engaged in the administration and management of our securities offerings.

Advertising and Marketing Expense

Advertising and marketing expense was $4.1 million for the year ended December 31, 2023, as compared to $1.4 million for the same period in 2022, an increase of $2.7 million. The increase was primarily driven by increased spend on an audio marketing campaign within the securities segment to acquire investors.

Impairment Expense

Impairment expense was $1.0 million for the year ended December 31, 2023 and was attributable to a decrease in natural gas prices, which resulted in the impairment of our proved natural gas properties within the mineral and non-operating segment. We did not incur any impairment expense for the year ended December 31, 2022.

Other Expenses

Interest Expense

Interest expense was $47.9 million for the year ended December 31, 2023 as compared to $11.9 million for the same period in 2022, an increase of $36.0 million, or 303%. The increase was primarily driven by an increase in the amount of our debt securities outstanding, which increased from $82.8 million outstanding at December 31, 2022 to $421.8 million at December 31, 2023, with no significant changes in interest rates during 2023 as compared to 2022, and a $10.1 million increase in amortized debt issuance costs for the year ended December 31, 2023 as compared to the prior year.

Loss on Derivatives

Loss on derivatives was less than $0.1 million for the year ended December 31, 2023 as compared to $2.2 million for the same period in 2022. The decrease was primarily due to a loss that was recognized in connection with a derivatives settlement agreement executed in July 2022 that did not recur in 2023.

Loss on Debt Extinguishment

Loss on debt extinguishment was $0.3 million for the year ended December 31, 2023 as compared to less than $0.1 million for the same period in 2022. The increase was primarily due to increased write-offs of debt issuance costs associated with the early redemptions of bonds issued pursuant to Regulation A and Regulation D of which $4.3 million of bonds were redeemed during the year ended December 31, 2023, as compared to $1.6 million of bonds redeemed for the same period in 2022.

Non-GAAP Financial Measures

Our management uses EBITDA to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. By providing this non-GAAP financial measure, together with a reconciliation to GAAP results, we believe we are enhancing investors’ understanding of our business and our operating performance, as well as assisting investors in evaluating how well we are executing strategic initiatives.

EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP measure. In particular, EBITDA excludes certain material costs, such as interest expense, and certain non-cash charges, such as depreciation, depletion, amortization, and accretion expense, which have been necessary elements of our expenses. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies. Therefore, our EBITDA should be considered in addition to, and not as a substitute for, in isolation from, or superior to, our financial information prepared in accordance with GAAP, and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report.

The following table shows a reconciliation of EBITDA to net income (loss), the most comparable GAAP measure, as presented in the consolidated statements of operations for the periods presented:

	Year Ended December 31,
(in thousands)	2023 (As Restated)	2022 (As Restated)
Net income (loss)	$(16,189)	$5,674
Interest income	(66)	—
Interest expense	47,882	11,893
Depreciation, depletion, amortization, and accretion expense	34,228	12,144

EBITDA	$65,855	$29,711

EBITDA was $65.9 million for the year ended December 31, 2023 as compared to $29.7 million for the year ended December 31, 2022, an increase of $36.1 million, or 122%. The increase in EBITDA was primarily driven by an increase in consolidated revenues, partially offset by increased cost of sales and corporate overhead costs resulting from our growth, and increased advertising costs of $2.8 million primarily due to an audio marketing campaign in 2023 with no comparable activity in the prior year.

We expect our EBITDA to grow substantially in 2024 as the capital raised and deployed by us is expected to produce meaningful revenues. In 2023, the majority of revenues were produced from our properties acquired in 2022. The approximately $464.5 million that we raised in the year ended December 31, 2023 had not yet materially produced revenues to us during that time period. Our management expects that our properties acquired and, in the case of properties and cash contributed to PhoenixOp, developed through the year ended December 31, 2023 will begin producing substantial revenues in 2024.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from operations, borrowings under credit agreements, and issuances of debt securities pursuant to Regulation D and Regulation A, including the Adamantium Bonds and the PCGH Reg D/Reg A Bonds. Future sources of liquidity may also include other credit facilities, additional capital contributions, and continued issuances of debt or equity securities. Our primary uses of cash have been, and are expected to continue to be, the acquisition of mineral and royalty interests, lease operating expenses, and our proportionate share of production, severance, and ad valorem taxes for mineral and royalty interests, production costs, including gathering, processing, and transportation costs, debt service payments, the reduction of outstanding debt balances, general overhead and other corporate expenses, and distributions to our members. As we continue to engage in increased drilling and direct production activities through PhoenixOp, we expect development and operation of PhoenixOp’s properties to become an increasingly significant use of our cash. As of December 31, 2023, we had cash and cash equivalents of $5.4 million and outstanding indebtedness of $442.4 million.

Our ability to finance our operations, including funding capital expenditures and acquisitions, to meet our indebtedness obligations, or to refinance our indebtedness, will depend on our ability to generate cash in the future. We believe that these sources of liquidity will be sufficient to meet our cash requirements, including normal operating needs, debt service obligations, and capital expenditures, for at least the next 12 months and allow us to continue to execute on our strategy of acquiring attractive mineral and royalty interests that will position us to grow our cash flows.

We periodically assess changes in current and projected cash flows, acquisition and divestiture activities, and other factors to determine the effects on our liquidity. Our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather, and general economic, financial, competitive, legislative, regulatory, and other factors. If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures. If we require additional capital for acquisitions or other reasons, we may raise such capital through additional borrowings, asset sales, offerings of equity and debt securities, or other means. We cannot assure you that necessary capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by covenants in our debt arrangements. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that are favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

We or our affiliates may from time to time seek to repurchase or retire our indebtedness through cash purchases and/or exchanges for equity or debt securities, in open-market purchases, privately negotiated transactions, tender or exchange offers, or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity, contractual restrictions, and other factors. The amounts involved may be material.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
(in thousands)	2023 (As Restated)	2022 (As Restated)
Net cash provided by (used in):
Operating activities	$(1,826)	$18,642
Investing activities	(278,661)	(91,888)
Financing activities	281,308	77,493

Net increase in cash and cash equivalents	$821	$4,247

Operating Activities

Net cash used in operating activities was $1.8 million for the year ended December 31, 2023 as compared to net cash provided by operating activities of $18.6 million for the year ended December 31, 2022, an increase of $20.4 million. The increase was driven by a $28.7 million increase in cash paid for our operating costs, a $14.1 million increase in cash paid for interest, net of capitalized interest, and a $23.8 million increase in earnest payments, partially offset by a $37.5 million in proceeds received from revenues earned and a $14.8 million decrease in other working capital balances due to fluctuations in the timing of cash receipts and disbursements.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $278.7 million as compared to $91.9 million for the year ended December 31, 2022, an increase of $186.8 million. The increase was primarily driven by a $91.8 million increase in cash paid to acquire mineral and leasehold interests, a $30.1 million increase in cash paid to our operators for our portion of drilling and completion costs incurred, cash payments of $63.4 million primarily associated with PhoenixOp’s drilling and completion activities, and $2.1 million of capitalized interest paid in 2023 that did not exist in the prior year.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $281.3 million as compared to $77.5 million for the year ended December 31, 2022, an increase of $203.8 million. The increase was primarily driven by increased proceeds from issuances of debt, net of debt discount, of $379.5 million and a $10.0 million increase in members contributions, which was partially offset by a $38.1 million increase in debt issuance costs, a $137.7 million increase in repayments of debt, a $7.4 million increase in distributions to our members, and a $2.5 million increase in payments of deferred closings associated with mineral interest acquisitions.

Item 3. Managers and Officers

Our Company is a manager-managed limited liability company and managed by our managers pursuant to our limited liability company agreement. Lion of Judah Capital, LLC has the power to select the managers of our Company in its sole discretion. The following table sets forth information on our executive officers, managers and significant employees.

Managers/Officers/Significant Employees

Name	Age	Position with our Company	Since
Adam Ferrari	41	Manager and Chief Executive Officer	November 2023
Lindsey Wilson	39	Manager and Chief Operating Officer	April 2019
Curtis Allen	38	Chief Financial Officer	February 2020
Kris Woods	38	Chief Technology Officer	August 2019
Sean Goodnight	49	Chief Acquisition Officer	June 2020
Justin Arn	43	Chief Land and Title Officer	April 2020
Brynn Ferrari	34	Chief Marketing Officer	April 2023
Matt Willer	47	Managing Director, Capital Markets	March 2021
Julia Mao	37	Vice President of Business Process	November 2021
Nick Young	40	Vice President of Land - WY & TX	May 2020
Tom Kruk	62	Vice President of Mineral Acquisitions	August 2019
David McDonald	41	GIS Analyst	April 2021

Set forth below is biographical information for the executive officers, managers and significant employees of our Company.

Adam Ferrari, Manager and Chief Executive Officer. Adam graduated from the University of Illinois at Urbana-Champagne Magna Cum Laude with a Bachelor’s of Science Degree in Chemical Engineering. Adam began his career with BP America as a completions engineer in 2005. During his tenure with BP, Adam served in various drilling, completions, and production roles both in the Gulf of Mexico and the onshore US business units. Following his experience at BP, Adam transitioned to an equity analyst role within the Oil and Gas division at Macquarie Capital in Denver, CO. After gaining experience on the financial services side of oil and gas, Adam transitioned back to the operating side of the industry in a lead Petroleum Engineering role with start-up Halcon Resources. While at Halcon, Adam supported various exploration and development programs in the broader gulf coast region and the Bakken shale asset in North Dakota. Following his tenure at Halcon, Adam pursued various entrepreneurial opportunities on the mineral acquisitions side of the oil and gas industry that ultimately led him to the Company. Immediately prior to becoming a consultant, Adam was the Chief Executive Officer of The Petram Group, LLC (f/k/a Wolfhawk Energy Holdings, LLC d/b/a “Ferrari Energy”) until March of 2019. Adam has served in an advisory role at various points for Phoenix and as of April of 2023, Adam was promoted to VP of Engineering for the company. Prior to his employment at the Petram Group, Mr. Ferrari founded and operated Ferrari Energy, LLC, a single member Colorado LLC, which was active in acquiring and disposing of mineral interests from 2014 to 2017. Currently, Ferrari Energy, LLC has no employees, holds only one remaining mineral property and is otherwise inactive. In early 2016, Wolfhawk Energy Holdings, LLC started operating under the brand name “Ferrari Energy,” even though there was no formal connection between Ferrari Energy, LLC and Wolfhawk Energy Holdings, LLC. From December 14, 2016 through March 11, 2019, Adam Ferrari served as the CEO of Wolfhawk Energy Holdings, LLC. Subsequently, Wolfhawk Energy Holdings, LLC underwent name changes and became The Petram Group, LLC on April 2, 2019. Before becoming Manager and Chief Executive Officer, Adam was responsible for conducting engineering evaluations across all areas of interest and making purchase recommendations to the executive team at Phoenix Capital Group. Adam Ferrari is Brynn Ferrari’s spouse and the son of Charlene and Daniel Ferrari.

Lindsey Wilson, Manager and Chief Operating Officer. Lindsey brings years of extensive practical experience leading diverse, multidisciplinary teams in the energy sector. Lindsey entered the oil and gas industry in 2011 as a Leasing Agent in Texas and this foundational experience was the springboard that ultimately allowed her to transition into more advanced management roles within the mineral and leasehold acquisition space. Immediately prior to helping to found our Company, Ms. Wilson was employed in the operations department of The Petram Group, LLC, (f/k/a Wolfhawk Energy Holdings, LLC d/b/a “Ferrari Energy”), a mineral and leasehold acquisition company, until early 2019. As a founding member of Phoenix Capital Group, Lindsey establishes the objectives of the business and leads all operational functions within the Company. Responsible for overseeing the day-to-day operations of Phoenix Capital Group, Lindsey takes great pride in working with all departments on setting and achieving aggressive business goals. Lindsey graduated from the University of Texas Arlington and holds a Bachelor of Business Administration with a concentration in Marketing.

Curtis Allen, Chief Financial Officer. Curtis graduated magna cum laude from SUNY Oswego with both his BS and MBA concentrated in accounting. Curtis has over 15 years’ experience in financial services with an emphasis on investment analysis. As a CPA, Curtis has a range of experiences from his private tax-practice to auditing billion-dollar defense contractors with the Department of Defense. Most recently, he has spent over 7 years managing investments for personal and corporate clients. Alongside being a CPA, Curtis also holds series 7 and 66 licenses and has passed the CFA level I. At Phoenix Capital Group, Curtis is responsible for all accounting and finance functions and underwriting new potential deals along with a multitude of day-to-day operational tasks.

Kristopher Woods, Chief Technology Officer. Kris has over 12 years’ experience as a consultant and software engineer working across a number of industries including energy, health & fitness and consumer goods. At Phoenix Capital Group, his responsibilities include identifying and validating technological needs, as well as overseeing the implementation and management of all software solutions. He has developed extensive insights into custom software and technology solutions over the course of his career and brings that knowledge and ability to lead diverse teams to his role at Phoenix Capital Group. Kris holds a B.A. in Computer Science from Lewis & Clark College and dual Masters degrees from Loyola Marymount in Business Administration and Systems Engineering.

Sean Goodnight, Chief Acquisitions Officer. Sean brings over 25 years of consultative sales experience to Phoenix Capital Group. As a Colorado native, he attended the University of Northern Colorado and spent the early part of his career in the health care and insurance industries. He was introduced into the oil and gas industry in 2016 working with mineral acquisitions where he quickly transitioned into management. Immediately prior to joining our Company in June of 2020, Mr. Goodnight was employed by The Petram Group, LLC, (f/k/a Wolfhawk Energy Holdings, LLC d/b/a “Ferrari Energy”), as an acquisitions landman. With Phoenix Capital Group, Sean leads the Acquisitions department and has implemented processes, developed tools and introduced materials that have contributed to the continued success of the Company. He has built a team of talented, sophisticated professionals who possess the expertise and skillset to maintain the high level of standards that have become the foundation of his department.

Justin Arn, Chief Land & Title Officer. Justin graduated from the University of Hawaii at Manoa and majored in Philosophy with a minor in Business Administration. Justin began his Land career researching mineral and royalty rights for multiple mineral acquisition companies focusing on the DJ Basin in Weld County, Colorado and Laramie County, Wyoming. He has coordinated and managed title projects, large and small, in Wyoming, Colorado, North Dakota, Montana and Texas, and performed and managed opportunity and due diligence title work for the purchase of thousands of Royalty Acres throughout the DJ, Bakken and Permian basins. Justin is an active member of the American Association of Professional Landmen and the Wyoming Association of Professional Landmen. Immediately prior to joining our Company, Mr. Arn was employed as a landman for The Petram Group, LLC (f/k/a Wolfhawk Energy Holdings, LLC d/b/a “Ferrari Energy”).

Brynn Ferrari, Chief Marketing Officer. Brynn comes to us bringing over 12 years of experience with a variety of marketing experience across digital, talent relations, events and social media. With a Public Relations degree from the University of Southern California she is a true Trojan at heart and is a Young Leader for the USC Alumni Association. Prior to her position at the Company, Brynn led projects working in-house for American Honda Motor Co., Amazon, the Estee Lauder Companies and Unilever Prestige. She also managed multi-million dollar advertising campaigns and spearheaded creative innovation for first-to-market products including the launch of an AR partnership integration with Modiface for Estee Lauder Companies for the brand, Smashbox Cosmetics. As the Chief Marketing Officer at the Company, she is responsible for developing both the marketing team and the Investor Relations team with a focus on process efficiencies and team growth. She owns strategy across all marketing platforms passionately sharing our story and the people behind the Company. Brynn Ferrari is Adam Ferrari’s spouse and the daughter-in-law of Charlene and Daniel Ferrari.

Matt Willer, Managing Director, Capital Markets. Matt Willer is a seasoned finance professional that has spent 22 years professionally assisting Companies of all sizes, in a variety of industries, with their financing needs. Matt’s career began at Smith Barney and after his early professional life was spent at a large investment bank he sequentially migrated to smaller firms where he has been able to have more autonomy and interaction with clients. For the past decade, Matt’s experience has largely been in an internal investment banking function to the operating companies that he is assisting. With experience in both debt and equity transactions, across both private and public companies, Matt has raised well over $100 million in new capital for the companies he’s worked with. Matt brings an entrepreneurial finance background to Phoenix Capital Group Holdings where he currently maintains the title of Managing Director, Capital Markets and has recently become a partner with the firm. Matt graduated from the University of Southern California with a degree in Business Administration with a dual specialty in Finance and Management. Mr. Willer is a registered representative and associated person of Dalmore Group.

Julia Mao, Vice President of Business Process. At Phoenix Capital Group, Julia is responsible for identifying areas in need of process business improvement and implementing solutions in creating better efficiencies, as well as developing reporting tools for more informed executive business decisions. Ms. Mao has worked professionally for 10 years at Lakeshore Learning Materials from accounting to the marketing field and has extensive experience in improving business processes within a variety of departments utilizing various technology software systems. Julia has earned a BA in Business Economics from the University of California Irvine. In addition, Ms. Mao holds an MBA from the prestigious University of Southern California at the globally recognized Marshall School of Business with dual Graduate Certificates in Business Analytics and Marketing.

Nick Young, Vice President of Land - WY & TX. Nick has over 10 years’ experience as a Landman. Starting out as an intern with Colorado State Land Board working in their mineral division and later working as an Independent Landman for various Industry leading companies. Immediately prior to joining the Company in 2020, Nick was employed with The Petram Group, LLC . (f/k/a Wolfhawk Energy Holdings, LLC d/b/a “Ferrari Energy”). Nick is responsible for examining Due Diligence on purchases and performing curative tasks that arrive from these purchases. Nick holds a Bachelor of Business Administration in Financial and Marketing Management from the University of New Mexico.

Tom Kruk, Vice President of Mineral Acquisitions. Tom’s careers in sales, management and training include the fields of energy, insurance and communications. Tom studied Energy Engineering before graduating with his Bachelor of Science as a Marketing major at the University of Arizona. Prior to joining Phoenix Capital Group as a partner, Tom worked as an Acquisitions Landman at The Petram Group, LLC (f/k/a Wolfhawk Energy Holdings, LLC d/b/a “Ferrari Energy”) until mid-2019. Tom’s focus at Phoenix centers around working with individuals, businesses and other organizations to lease and purchase mineral holdings in the areas Phoenix targets for investment.

David McDonald, GIS Analyst. David has over 15 years of experience in the oil and gas industry working as Senior Geotechnical Analyst supporting exploration and development in the Raton, DJ, Uintah and Williston Basins. Prior to joining our Company, David worked for El Paso Oil & Gas and Whiting Petroleum. David graduated from Brigham Young University Idaho with a B.A. in Geology and in 2020 completed his Masters in Geographic Information Science from the University of Denver.

None of our Managers, executive officers, or significant employees have been involved in or subject to any action or event that would require disclosure under Item 10(d) of Form 1-A.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Below is the annual compensation of each of the three highest paid executive officers of our Company for the fiscal year ended December 31, 2023.

Name	Position	Cash Compensation	Other Compensation		Total Compensation
Sean Goodnight	Chief Acquisitions Officer	$483,333	14,429	(1)(2)	$497,831
Adam Ferrari	Manager and Chief Executive Officer	$408,333	44,090	(1)	$452,423
Curtis Allen	Chief Financial Officer	$360,354	30,483	(1)(3)	$390,837

(1)	Represents 25% of the purchase price of a car that is owned by the Company and provided to the executive officer for his personal use.
(2)

The Company has granted Mr. Goodnight a 3.5% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement.

(3)

The Company has granted Mr. Allen an 8.16% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each beneficial owner of 10% or more of our outstanding membership units and (2) each of our executive officers, individually naming each executive officer who beneficially owns more than 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Daniel Ferrari*	N/A	28.79%
LLC Interests	Charlene Ferrari*	N/A	28.79%
LLC Interests	All Executives and Managers	N/A	28.98%

*

Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in and are the managers of Lion of Judah Capital, LLC, which owns 57.58% of the Company. Their address is 18575 Jamboree Road, Suite 830, Irvine, CA 92612, Attn: Lion of Judah Capital, LLC (Ferrari). Adam Ferrari, one of the Company’s Managers and its Chief Executive Officer, is the economic interest owner of Lion of Judah Capital, LLC. Mr. Ferrari does not have voting or dispositive power over Lion of Judah Capital, LLC or the LLC Interests in the Company held by Lion of Judah Capital, LLC. As a result, Mr. Ferrari is not determined to be a beneficial interest holder of the Company.

Item 5. Interest of Management and Others in Certain Transactions

Managers and Employment Matters

During the fiscal year ended December 31, 2020, the Company received mineral and royalty interests as a capital contribution by Lion of Judah Capital, LLC, the controlling entity of the Company. The capital contribution is valued at $630,425 and Lion of Judah Capital, LLC received its equity ownership in the Company as consideration.

The Company and Adam Ferrari, its Chief Executive Officer and one of its Managers, and son of Charlene and Daniel Ferrari, entered into a Consulting Agreement on November 1, 2021 for Mr. Ferrari to provide petroleum engineering consulting services to the Company. This Consulting Agreement terminated as of the commencement of Mr. Ferrari’s employment as the Company’s Vice President of Engineering in April 2023. Over the course of the Consulting Agreement, the Company paid Mr. Ferrari a total of $507,416.69 in consulting fees, including $323,000 in fiscal year 2022. On November 29, 2023, Mr. Ferrari was appointed the Company’s Chief Executive Officer and as one of its Managers. In connection with this appointment, the Company and Mr. Ferrari entered into a new employment agreement on November 29, 2023, pursuant to which Mr. Ferrari will receive a salary of $29,166.66 per month. The new employment agreement is filed as an exhibit to this report.

Phoenix Capital Group Holdings I, LLC

Credit Loan Agreement

Phoenix Capital Group Holdings I LLC (“PCGHI”) was formed on November 16, 2022 as a potential wholly owned financing subsidiary to undertake financing efforts under Regulation A and subsequently loan amounts to the Company and/or its subsidiaries. To date, PCGHI has filed an offering statement under Regulation A in connection with the potential offer of unsecured bonds in an amount not to exceed $75 million annually in the aggregate. To date, such offering statement has not been qualified and PCGHI has not completed any financings or loaned any amounts to the Company or its subsidiaries.

In connection with PCGHI’s financing efforts under Regulation A, on or about the commencement of PCGHI’s proposed Regulation A offering, the Company intends to enter into a Credit Loan Agreement with PCGHI, pursuant to which PCGHI will loan, in one or more advances, up to an aggregate principal amount of $75 million to the Company and PhoenixOp. There is no guarantee that PCGHI will raise $75 million of bonds under its Regulation A offering to fund advances to the Company and PhoenixOp pursuant to the Credit Loan Agreement. The Company expects to use such proceeds (i) to purchase mineral rights and non-operated working interests, as well as additional asset acquisitions, (ii) to finance potential drilling and exploration operations of one or more subsidiaries and (iii) for other working capital needs. The following summary outlines some of the key provisions of the potential PCGHI Loan. This summary is qualified in its entirety by the form of Credit Loan Agreement which is filed as an exhibit to this report.

The timing of any advance under the Credit Loan Agreement shall be contingent upon PCGHI’s receipt of proceeds, if any, from the sale of bonds under its proposed Regulation A offering (the (“PCGHI Bonds”). Each advance will track the terms of the respective PCGHI Bonds sold prior to such advance and to which such advance relates. To secure the payment of the PCGHI Loan, the Company will agree to enter into junior mortgages for various oil and gas properties owned by the Company. The aggregate outstanding amount of all advances shall not exceed eighty-five percent (85%) of the aggregate total discounted present value of the junior mortgages serving as collateral under the Credit Loan Agreement, after deducting any allocable amount securing any of the Company’s outstanding senior indebtedness (the “PCGHI Loan-to-Value Ratio”). The value of such collateral will be determined by one or more reserve studies performed by a third party retained by the Company on an annual basis. Such value will decrease over time as the reserves of such assets are depleted. In the event the aggregate amount outstanding under the Credit Loan Agreement exceeds the PCGHI Loan-to-Value Ratio, such event shall not be deemed an event of default and the Company shall cure such deficiency by either pledging additional collateral or repaying a portion of the PCGHI Loan until the PCGHI Loan-to-Value Ratio is achieved.

The Company has granted ANB a first priority lien over mineral interests and personal property owned by the Company, which includes any properties serving as collateral under the Credit Loan Agreement. As a result, the actual value of any properties serving as collateral under the Credit Loan Agreement could be significantly impacted in the event of a default under the Credit Agreement with ANB. Any properties serving as collateral under the Credit Loan Agreement shall not be used as collateral under the Adamantium Loan Agreement, and any properties serving as collateral under the Adamantium Loan Agreement shall not be used as collateral under the Credit Loan Agreement. Subject to the terms of the Credit Loan Agreement, the Company at its discretion from time to time may release, add or substitute any portion of the properties serving as collateral under the Credit Loan Agreement.

On each respective maturity date for advances, the outstanding principal amount of such advance, together will all accrued and unpaid interest thereon, shall mature and be due and payable to PCGHI. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and shall accrue a full pro-rata portion of the annual rate of interest for each calendar month regardless of the number of days an advance is outstanding during such calendar month, on the same terms as the interest payable on the PCGHI Bonds sold prior to such advance and to which such advance relates. At the option of PCGHI, advances may be made on a current basis whereby the Company makes interest only monthly payments to PCGHI on the tenth day of each month.

Because PCGHI is a wholly owned financing subsidiary of the Company with common management, there exists potential for conflicts of interest with respect to decisions regarding the Credit Loan Agreement. Management is committed to fulfilling its fiduciary duties and operating in good faith.

To the extent the PCGHI Bonds are accelerated or prepaid, in whole or in part, the Company shall be obligated to pay or prepay, in whole or in part, all or any part of any outstanding indebtedness under the PCGHI Loan so as to satisfy the obligations and terms of the accelerated or repaid PCGHI Bonds. The PCGHI Loan is not a revolving facility and the Company may not reborrow amounts repaid. PCGHI intends to use any amounts repaid under the PCGHI Loan to repay the corresponding PCGHI Bonds.

PCGHI Broker-Dealer Fees

In connection with PCGHI’s financing efforts, the Company has agreed to pay certain expenses of PCGHI, including its offering expenses, but will not be obligated to pay PCGHI’s obligations with respect to the PCGHI Bonds. The Company will pay the broker-dealer fee and other expense reimbursements and fees due to Dalmore Group, LLC pursuant to that certain Amended and Restated Broker-Dealer Agreement among the Company, PCGHI and Dalmore Group, LLC. If PCGHI sells the proposed maximum offering amount of $75,000,000, then the approximate maximum payment to Dalmore Group, LLC would be $4,500,000 plus approximately $25,000 of expenses.

Management of PCGHI

Certain officers of the Company operate and manage PCGHI. Those officers are and are expected to continue to be Ms. Wilson and Mr. Allen. Such officers will not receive any additional compensation from PCGHI in connection with such work.

Adamantium Capital, LLC

Adamantium Loan Agreement

Adamantium Capital LLC was formed on June 21, 2023 as a wholly owned financing subsidiary to undertake financing efforts under Regulation D and subsequently loan amounts to the Company and/or its subsidiaries as needed. Adamantium Capital LLC offers high net worth individuals unsecured bonds pursuant to an offering under Rule 506(c) of Regulation D (“Adamantium Bonds”) and does not expect to undertake financing efforts under Regulation A. As of December 31, 2023, $22,824,000 of Adamantium Bonds was outstanding, with maturities ranging from January 10, 2029 to December 10, 2034, and the corollary amount was outstanding under the Adamantium Loan Agreement. Furthermore, between January 1, 2024 and March 18, 2024, we issued an additional $21,584,000 of Adamantium Bonds (and borrowed a corresponding amount under the Adamantium Loan Agreement), with maturities ranging from January 10, 2029 to March 10, 2035 and interest rates between 13% and 15.5%.

In connection with Adamantium’s financing efforts under Regulation D, the Company and Adamantium entered into the Adamantium Loan Agreement. Pursuant to the Adamantium Loan Agreement, Adamantium will loan, in one or more advances, up to an aggregate principal amount of $200,000,000 to the Company and PhoenixOp. There is no guarantee that Adamantium will raise $200,000,000 of Adamantium Bonds to fund advances to the Company and PhoenixOp pursuant to the Adamantium Loan Agreement. The Company expects to use such proceeds (i) to purchase mineral rights and non-operated working interests, as well as additional asset acquisitions, (ii) to finance potential drilling and exploration operations of one or more subsidiaries (including PhoenixOp as borrower under the Adamantium Loan Agreement) and (iii) for other working capital needs. This summary is qualified in its entirety by the Adamantium Loan Agreement which is filed as an exhibit to the offering statement of which this report is a part.

The timing of any advance under the Adamantium Loan Agreement shall be contingent upon Adamantium’s receipt of proceeds from the sale of Adamantium Bonds. Each advance may have a different term of maturity and interest rate to track the terms of the respective Adamantium Bonds sold prior to such advance and to which such advance relates. To secure payments under the Adamantium Loan Agreement, the Company has and will agree to enter into junior mortgages for various oil and gas properties owned by the Company. The aggregate outstanding amount of all advances shall not exceed one hundred percent (100%) of the aggregate total discounted present value of the junior mortgages serving as collateral under the Adamantium Loan Agreement, after deducting any allocable amount securing any of our outstanding senior indebtedness (the “Adamantium Loan-to-Value Ratio”). The value of such collateral will be determined by one or more reserve studies performed by a third party retained by the Company on an annual basis. Such value will decrease over time as the reserves of such assets are depleted. In the event the aggregate amount outstanding under the Adamantium Loan Agreement exceeds the Adamantium Loan-to-Value Ratio, such event shall not be deemed an event of default and the Company shall cure such deficiency by either pledging additional collateral or repaying a portion of borrowings under Adamantium Loan Agreement until the Adamantium Loan-to-Value Ratio is achieved.

The Company has granted ANB a first priority lien over mineral interests and personal property owned by the Company, which includes any properties serving as collateral under the Adamantium Loan Agreement. As a result, the actual value of any properties serving as collateral under the Adamantium Loan Agreement could be significantly impacted in the event of a default under the Credit Agreement with ANB. Any properties serving as collateral under the Credit Loan Agreement shall not be used as collateral under the Adamantium Loan Agreement, and any properties serving as collateral under the Adamantium Loan Agreement shall not be used as collateral under the Credit Loan Agreement. Subject to the terms of the Adamantium Loan Agreement, the Company at its discretion from time to time may release, add or substitute any portion of the properties serving as collateral under the Adamantium Loan Agreement.

At the option of Adamantium, an advance may be made on either (i) a current basis whereby the Company makes interest only monthly payments to Adamantium on the tenth day of each month or (ii) an accrual basis whereby interest will compound monthly and the Company will pay all accrued and unpaid interest at maturity of the respective advance. On each respective maturity date for advances made on both a current and accrual basis, the outstanding principal amount, together with all accrued and unpaid interest thereon, shall mature and be due and payable to Adamantium. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and shall accrue a full pro-rata portion of the annual rate of interest for each calendar month regardless of the number of days an advance is outstanding during such calendar month, on the same terms as the interest payable on the Adamantium Bonds sold prior to such advance and to which such advance relates. The Adamantium Loan Agreement can be amended or waived with the consent of the Company and Adamantium, including in order to change the amount, rate, payment terms, collateral package and borrowers thereunder. The consent of Bondholders is not required for any amendment or waiver of the Adamantium Loan Agreement, and any such amendment or may be adverse to the interests of Bondholders.

Because Adamantium is a wholly owned financing subsidiary of the Company with common management, there exists potential for conflicts of interest with respect to decisions regarding the Adamantium Loan Agreement, including with respect to waivers and amendments thereto. Management is committed to fulfilling its fiduciary duties and operating in good faith.

To the extent the Adamantium Bonds are accelerated or prepaid, in whole or in part, the Company shall be obligated to pay or prepay, in whole or in part, all or any part of any outstanding indebtedness under the Adamantium Loan Agreement so as to satisfy the obligations and terms of the accelerated or prepaid Adamantium Bonds. The Adamantium Loan Agreement is not a revolving facility and the Company may not reborrow amounts repaid. Adamantium will use any amounts repaid under the Adamantium Loan Agreement to repay the corresponding Adamantium Bonds.

Adamantium Broker-Dealer Fees

In connection with Adamantium’s financing efforts, the Company has agreed to pay certain expenses of Adamantium, including its offering expenses, but will not be obligated to pay Adamantium’s obligations with respect to the Adamantium Bonds. The Company will pay Adamantium’s broker-dealer fee and other expense reimbursements and fees due to Dalmore Group, LLC pursuant to that certain Amended and Restated Broker-Dealer Agreement among the Company, Adamantium, and Dalmore Group, LLC. If Adamantium sells the proposed maximum offering amount of $200,000,000, then the approximate maximum payment to Dalmore Group, LLC would be $9,500,000.

Management of Adamantium

Certain officers of the Company operate and manage Adamantium. Those officers are and are expected to continue to be Ms. Wilson and Mr. Allen. Such officers will not receive any additional compensation from Adamantium in connection with such work.

Phoenix Operating LLC

Phoenix Operating LLC was formed on January 6, 2022 to manage and conduct drilling, extraction and related oil and gas operating activities. PhoenixOp is a subsidiary of the Company, and the Company is the sole manager of PhoenixOp and directs and manages the business and affairs of PhoenixOp. The Company is also the sole voting member of PhoenixOp pursuant to the Amended and Restated Limited Liability Company Agreement of Phoenix Operating LLC (the “PhoenixOp A&R LLCA”), which is filed as an exhibit to the offering statement of which this report is a part. As the sole voting member of PhoenixOp, the Company is entitled to a share of the net profits, net losses, and any tax credits of PhoenixOp. The Company may contribute projects to PhoenixOp in its sole discretion. At the time of contribution, the Company’s costs of acquiring the leasehold and other mineral interests giving rise to the drilling or extraction rights associated with the project to be undertaken by PhoenixOp will be reflected in the Company’s capital account at PhoenixOp as a capital contribution. The Company will receive all distributions of cash and other property of PhoenixOp in accordance with its unreturned capital contributions until an amount equal to the applicable Payout Threshold, as that term is defined in Exhibit B to the PhoenixOp A&R LLCA, has been distributed to the Company. To the extent there are distributions inexcess of such amount, distributions will be made to the Company and any employees that are admitted as profits interest members pro-rata in accordance with their membership interests in PhoenixOp, with up to 15% of any such distribution expected to be made to profits interest members and with no individual profits interest member receiving more than a 2.5% profits interest membership. PhoenixOp will grant any such profits interest membership as compensation to employees, who did not contribute any other cash or property as consideration for their profits interest membership.

As of December 31, 2023, the Company had contributed approximately $33.2 million in cash and $18.0 million in lease assets to PhoenixOp. Lease contributions are contributed to PhoenixOp at a value equal to our cost of acquisition for the contributed asset. The leases contributed are generally required in order for PhoenixOp to operate extraction activities on such assets. The Company anticipates contributing additional oil and gas properties to PhoenixOp in the future. The Company expects to only contribute oil and gas properties to PhoenixOp that are located in an area where the Company owns or leases enough continuous productive acreage to support meaningful mineral extraction activities. Whether and when the Company has properties it decides to contribute to PhoenixOp will depend on, among other things, the Company’s ability to acquire properties from multiple owners, the amount and quality of mineral reserves discovered on such properties, the presence of or proximity to third-party operators with existing extraction activities and the suitability of the area’s topography for drilling and operating producing wells.

Together with the Company, PhoenixOp is a borrower party to the Credit Agreement and Adamantium Loan Agreement.

Item 6. Other Information

None.

Item 7. Financial Statements

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the years ended December 31, 2023 and 2022

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

18012 Sky Park Circle, Suite 100 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

Report of Independent Registered Public Accounting Firm

To the Members of Phoenix Capital Group Holdings, LLC

Irvine, CA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Phoenix Capital Group Holdings, LLC and subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the 2023 and 2022 financial statements present fairly, in all material respects, the financial position of Phoenix Capital Group Holdings, LLC as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2023 and 2022 Financial Statements

As discussed in Note 3 to the consolidated financial statements, the 2023 and 2022 financial statements have been restated to correct misstatements. The 2022 financial statements of Phoenix Capital Group Holdings, LLC before the adjustments described in Note 3 were audited by another auditor whose report, dated May 1, 2023, expressed an unqualified opinion on those financial statements. We have audited the 2023 and 2022 financial statements, as restated, as of and for the years ended December 31, 2023 and 2022, including the adjustments described in Note 3 that were applied to restate the 2023 and 2022 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Phoenix Capital Group Holdings, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Phoenix Capital Group Holdings, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee (those charged with governance) of the Board of Directors and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts and disclosures to which they relate.

Estimation and Valuation of Proven Reserves

The estimation and valuation of proven reserves is identified as a critical audit matter. The valuation of these reserves is highly subjective due to the complexities involved in estimating the reserves, and the significant judgment required in determining the valuation assumptions, such as future commodity prices, production rates, and capital expenditures. The estimation of volumes and future revenues of the Company’s proved reserves could have a significant impact on the measurement of depletion expense or impairment expense.

18012 Sky Park Circle, Suite 100 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

The following are the primary procedures we performed to address this critical audit matter. We performed the following audit procedures in relation to the evaluation of proved reserves:

1.	We sampled additions and disposals of reserve assets during the year to test the accuracy and completeness of the recording processes.

2.	We gained an understanding of the Company’s process for estimating reserve quantities and valuing the reserves.

3.	We validated the mathematical accuracy, formulas, and inputs used in the depletion reserve calculations to ensure the reserve expense calculation was appropriate for the type of reserves reported.

4.	We performed reasonability tests to confirm whether the proved reserve balances for oil and gas properties were within expected ranges, based on historical data.

5.	We tested the completeness and accuracy of data for selected wells to verify that the Company’s system was pulling accurate and relevant well data.

6.	We reviewed the third-party reserve engineer’s analysis to assess the reasonableness and appropriateness of the Company’s approach and methodology in calculating their reserve estimates.

7.	We assessed the knowledge, skills and expertise of the third-party reserve engineer involved in testing the reasonableness and approach to the reserve estimates.

8.	We obtained and evaluated the third-party legal opinion from a title attorney concerning the Company’s ownership percentages of sampled wells, to validate the accuracy of these percentages.

9.	We walked through and reperformed ownership percentage calculations for a sample of wells by conducting title searches to confirm the accuracy of these calculations.

We have served as the Company’s auditors since 2023.

Irvine, California

March 10, 2025

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	December 31,
	2023 (As Restated)	2022 (As Restated)
ASSETS
Current assets
Cash and cash equivalents	$5,428	$4,607
Accounts receivable	32,822	4,013
Earnest payments	25,387	794
Other current assets	647	376

Total current assets	64,284	9,790

Oil and gas properties	478,339	165,390
Accumulated depletion and impairment	(54,671)	(20,635)

Net oil and gas properties	423,668	144,755
Right-of-use assets, net	4,542	1,798
Other noncurrent assets	673	677

Total Assets	$493,167	$157,020

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$47,272	$19,438
Short-term debt	25,819	6,818
Current portion of long-term debt	87,038	46,039
Current portion of deferred closings	10,196	5,696
Escrow account	6,491	701
Current operating lease liabilities	567	305
Accrued and other liabilities	6,388	2,236

Total current liabilities	183,771	81,233

Long-term debt, net of current portion	295,167	59,481
Accrued interest	6,369	291
Deferred closings	7,884	5,533
Operating lease liabilities	4,225	1,597
Asset retirement obligations	585	212

Total liabilities	498,001	148,347
Members’ equity (deficit)	(4,834)	8,673

Total Liabilities and Members’ Equity (Deficit)	$493,167	$157,020

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2023 (As Restated)	2022 (As Restated)
REVENUES
Mineral and royalty revenues	$118,088	$54,554
Other revenues	17	—

Total revenues	118,105	54,554

OPERATING EXPENSES
Cost of sales	19,733	9,573
Depreciation, depletion, amortization, and accretion	34,228	12,144
Selling, general, and administrative	14,314	5,563
Payroll and payroll-related expenses	12,733	6,023
Advertising and marketing	4,136	1,353
Impairment expense	974	—

Total operating expenses	86,118	34,656

Income from operations	31,987	19,898

OTHER INCOME (EXPENSE)
Interest income	66	—
Interest expense	(47,882)	(11,893)
Loss on derivatives	(32)	(2,239)
Loss on debt extinguishment	(328)	(92)

Total other expenses	(48,176)	(14,224)

NET INCOME (LOSS)	$(16,189)	$5,674

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Deficit)

(in thousands)

Member’s Equity (Deficit)
Balance, December 31, 2021 (As Restated)	$2,904
Contributions	200
Distributions	(105)
Net income (As Restated)	5,674

Balance, December 31, 2022 (As Restated)	8,673

Contributions	10,150
Distributions	(7,468)
Net loss (As Restated)	(16,189)

Balance, December 31, 2023 (As Restated)	$(4,834)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2023 (As Restated)	2022 (As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(16,189)	$5,674
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation, depletion, amortization, and accretion	34,228	12,144
Impairment expense	974	—
Amortization of right-of-use assets	422	104
Amortization of debt discount and debt issuance costs	13,753	940
Unrealized loss (gain) on derivatives	32	(46)
Loss on debt extinguishment	328	92
Changes in operating assets and liabilities:
Accounts receivable	(28,809)	(2,731)
Earnest payments	(24,593)	(788)
Accounts payable	2,832	344
Accrued and other liabilities	4,058	1,870
Escrow account	5,790	701
Accrued interest	6,078	291
Other	(730)	47

Net cash (used in) provided by operating activities	(1,826)	18,642

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to oil and gas properties and leases	(278,661)	(91,263)
Additions to equipment and other property	—	(625)

Net cash used in investing activities	(278,661)	(91,888)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuances of debt, net of discount	464,541	85,005
Payments of debt issuance costs	(43,441)	(5,351)
Repayments of debt	(139,494)	(1,819)
Members’ contributions	10,150	200
Members’ distributions	(7,468)	(105)
Payments of deferred closings	(2,980)	(437)

Net cash provided by financing activities	281,308	77,493

Net change in cash and cash equivalents	821	4,247
Cash and cash equivalents at beginning of year	4,607	360

Cash and cash equivalents at end of year	$5,428	$4,607

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 1 – Business

Phoenix Capital Group Holdings, LLC (“Phoenix Capital”) is a Delaware limited liability company formed on April 23, 2019, focused on oil and gas operations primarily in the Williston Basin, North Dakota/Montana, the Permian Basin, Texas, the Denver-Julesburg Basin, Colorado/Wyoming and the Powder River Basin, Wyoming. As used in these consolidated financial statements, unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our” refer to Phoenix and its consolidated subsidiaries.

The Company’s strategy involves the acquisition of royalty assets, acquisition of non-operated working interests and direct drilling operations conducted through its wholly-owned subsidiaries, Phoenix Operating, LLC (“Phoenix Operating”) and Firebird Services LLC (“Firebird”). Phoenix Operating is a Delaware limited liability company formed on January 6, 2022, designed to drill, complete and operate wellbores in the United States. Firebird is a Delaware limited liability company formed on October 6, 2023, to perform saltwater disposal services to its parent company, Phoenix Operating.

Phoenix Capital has also formed several financing entities, including, among others, Phoenix Capital Group Holdings I, LLC (“PCGH I”) on November 16, 2022, and Adamantium Capital, LLC (“Adamantium”) on June 21, 2023, to undertake financing efforts and raise debt capital through unregistered debt offerings in the public market.

The Company operates as a profit-share partnership with twelve profit-share partners, of which Lion of Judah Capital, LLC is the majority profit- share owner and exclusive equity contributor. The members have no personal liability for any obligations of the Company. As of December 31, 2023, Lion of Judah held 57.58% of the ownership interests in the Company.

Note 2 – Significant Accounting Policies

Basis of preparation and principles of consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Phoenix Capital and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current period presentation.

Liquidity risk and management’s plans

Liquidity risk is the risk that the Company’s cash flows from operations will not be sufficient for the Company to continue operating and discharge its liabilities in the normal course of operations. The Company is exposed to liquidity risk as its continued operation is dependent upon its ability to obtain financing, either in the form of debt or equity, or achieving profitable operations in order to satisfy its liabilities as they come due.

As of December 31, 2023, the Company had negative working capital of approximately $119.5 million and a members’ deficit of approximately $4.8 million. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuances of debt and/or equity. As of March 10, 2025, after the balance sheet date, the Company had raised an additional $681.6 million of notes through its investor program (see Note 8 and 17). Management believes its capital raises will continue at or above this current pace.

The Company may need to conduct asset sales, which is not a planned course of action, and/or issuances of debt and/or equity if liquidity risk increases in a given period. The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans, asset sales, cost reductions and coordinating payment and revenue cycles.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company is required to evaluate, whether or not the entity’s current financial condition, including its sources of liquidity at the date that the consolidated financial statements are issued, will enable the entity to meet its obligations as they come due within one year of the date of the issuance of the Company’s consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that the entity will be able to continue as a going concern. In applying applicable accounting guidance, we considered the Company’s current financial condition and liquidity sources, including current funds available, forecasted future cash flows, the Company’s obligations due over the next twelve months as well as the Company’s recurring business operating expenses, and believe to have sufficient financial resources to operate beyond the next twelve months following the date these consolidated financial statements are issued.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from these estimates.

The accompanying consolidated financial statements are based on a number of significant estimates including quantities of oil, natural gas and natural gas liquids (“NGL”) reserves that are the basis for the calculations of depreciation, depletion, amortization (“DD&A”), and determinations of impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment along with estimated selling prices. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered.

Segment information

Prior to 2023, the Company’s Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), reviewed the Company’s operating results on a consolidated basis and managed our operations as a single operating segment: Phoenix Capital. The objective of Phoenix Capital is to acquire mineral interests and non-operated working interests in oil and gas properties and once acquired, to share in the proceeds of the natural resources extracted and sold by the operator. The Company’s financing activities and capital raise programs are also conducted under the Phoenix Capital segment.

In 2023, we began operating as two segments: Phoenix Capital and our new segment, Phoenix Operating, which was formed to drill, extract and operate producing wells. The Company’s performance is evaluated based on the operating profit of the respective segments. All of our operations are conducted in the United States.

During the first quarter of 2024, the Company’s activities associated with its debt securities offerings met the criteria specified in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 280 Segments to be classified as an operating segment, resulting in a change to the composition of the Company’s reportable segments. The segment previously described as “Phoenix Capital” was split into two components: Mineral and Non-operating and Securities, and the segment previously described as “Phoenix Operating” was renamed to the Operating segment. The Company began reporting these three segments during the first quarter of 2024 to align with the manner in which the CODM manages the business and allocates resources within the Company. The Company acquires mineral interests and non-operated working interests in oil and gas properties under the Mineral and Non-operating segment; drills, extracts and operates wells under the Operating segment; and conducts activities associated with its securities offerings under the Securities segment.

Segment financial information as of and for the years ended December 31, 2023 and 2022 have been recast to reflect this change (See Note 16).

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there may be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

Asset retirement obligations

The fair value of a liability for an asset’s retirement obligations is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. Over time, the liability is accreted for the change in its present value and the capitalized cost is depreciated over the useful life of the related asset.

Escrow account

Proceeds from investors who intend to purchase the Company’s bonds but have not yet closed the transaction are classified as escrow account on the consolidated balance sheets. Amounts are reclassified to debt upon the execution of the subscription agreement and, where applicable, the satisfactory verification of the bondholder’s accreditation.

Accounts receivable

Accounts receivable consists of uncollateralized mineral and royalty income due from operators for oil and gas sales to purchasers and receipts from the Company’s non-operated interest ownership. It also consists of receivables on properties Phoenix Operating operates on and from sales of oil and natural gas production delivered to purchasers.

In circumstances where the receivables relate to the Company’s mineral and non-operated working interests, purchasers remit payment for production to the operator and the operator, in turn, remits payment to Phoenix Capital for the agreed-to royalties. Receivables from third parties, for which we did not receive actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized, are estimated. Volume estimates for wells with available historical actual data are based upon, (i) the historical actual data for the months the data is available or (ii) engineering estimates for the months the historical actual data is not available. Phoenix Capital does not recognize revenues for wells with no historical actual data because we cannot conclude that it is probable that a significant revenue reversal will not occur in future periods. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

The Company routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for credit losses for amounts not expected to be fully recovered. There is no credit loss reserve as of December 31, 2023 and 2022.

Concentration of significant customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, accounts receivable, royalty revenue, and our revolving credit facility. Royalty revenues are concentrated among operators engaged in the energy industry within the United States. Management periodically assesses the financial condition of these entities and institutions and considers any possible credit risk to be minimal.

Joint interest

The majority of the Company’s oil and gas exploration, development, and production activities are conducted jointly with other entities and, accordingly, the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Earnest payments

Earnest payments are deposits paid to oil and gas property owners upon the execution of a purchase and sale agreement or a lease agreement for the acquisition of their interests. These deposits are generally refundable and reclassified to oil and gas properties on the consolidated balance sheets upon successful completion of title review and closing of the transaction, or expensed in the event the transaction is not consummated. No earnest payments were expensed for the years ended December 31, 2023 and 2022.

Oil and gas properties

The Company invests in crude oil and natural gas properties, including mineral interests and working interests as a non-operator and operator. Exploration and production activities are accounted for in accordance with the successful-efforts method of accounting. Under this method, costs of acquiring proved mineral interests in crude oil and natural gas properties, development wells, related plant and equipment, and related asset retirement obligation (“ARO”) assets are capitalized. Costs of proved but undeveloped wells are initially capitalized to wells-in-progress until the well becomes productive. Once the well is productive, accumulated capitalized costs are reclassified to proved and producing properties and accounted for following the successful efforts method of accounting. Costs are also capitalized for unevaluated wells that have found crude oil and natural gas reserves even if the reserves cannot be classified as proved when the drilling is completed, provided the unevaluated well has found a sufficient quality of reserves to justify its completion as an economically and operationally viable producing well. If proved reserves are not found, unevaluated well costs are expensed as dry holes. All other unevaluated wells and costs, and all general and administrative costs unrelated to acquisitions are expensed as incurred.

Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. The depletion rate is determined by dividing the cumulative recovered barrels of oil equivalent by the estimated ultimate recovery by well and averaged amongst all wells within the pooled unit. This rate is multiplied by the original cost basis and reduced by depletion taken in prior periods. The cost basis remaining represents the percentage of the asset remaining to be recovered by the wells within the pooled unit.

Capitalized interest

The Company capitalizes interest on expenditures made in connection with exploration and development projects that are not subject to depletion. The amount capitalized is determined by multiplying the weighted-average cost of borrowings by the average amount of eligible accumulated capital expenditures and is limited to actual interest costs incurred during the period. Interest is capitalized only for the period that activities are in process to bring the projects to their intended use. The Company capitalized interest costs of $2.1 million for the year ended December 31, 2023. No interest cost was capitalized for the year ended December 31, 2022. Once an asset subject to interest capitalization is completed and placed in service, the associated capitalized interest is expensed through depletion.

Equipment and other property

Equipment and other property are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The costs of normal maintenance and repairs are charged to expense as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment and other property sold or otherwise disposed of, and the related accumulated depreciation, are removed from the consolidated balance sheet and any gain or loss is reflected in current earnings. These amounts are included in other noncurrent assets on the consolidated balance sheets.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Impairment of long-lived assets

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that our long-lived assets be assessed for potential impairment of their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Proved oil and natural gas properties are evaluated by geologic basin for potential impairment. In accordance with the successful efforts method of accounting, impairment on proved properties is recognized when the estimated undiscounted projected future net cash flows, or evaluation value using expected future prices of a geologic basin are less than its carrying value. If impairment occurs, the carrying value of the impaired geologic basin is reduced to its estimated fair value.

Unproved oil and natural gas properties do not have producing properties and are valued on acquisition by management, with the assistance of an independent expert when necessary. As reserves are proved through the successful completion of exploratory wells, the cost is transferred to proved properties. The cost of the remaining unproved basis is periodically evaluated by management to assess whether the value of a property has diminished. To do this assessment, management considers, (i) estimated potential reserves and future net revenues from an independent expert, (ii) our history in exploring the area, (iii) our future drilling plans per our capital drilling program prepared by our reservoir engineers and operations management, and (iv) other factors associated with the area. Impairment is taken on the unproved property value if it is determined that the costs are not likely to be recoverable. The valuation is subjective and requires management to make estimates and assumptions which, with the passage of time, may prove to be materially different from actual results.

Revenue from contracts with customers

The Company recognizes its revenues following ASC Topic 606, Revenue from Contracts with Customers, (“ASC 606”). The Company’s revenues are primarily derived from its interests in the sale of oil and natural gas production. Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. In circumstances where the Company is the non-operator or mineral right owner, we do not consider ourselves to have control of the product, and revenues are recognized net of production taxes and post-production expenses. The performance obligations for the Company’s contracts with customers are satisfied as of a point in time through the delivery of oil and natural gas to its customers. Given the inherent time lag between when oil, natural gas, NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both oil production and sale price, a significant portion of the Company’s revenue may represent accrued revenue based on estimated net sales volumes and estimated selling prices.

For crude oil and natural gas produced by Phoenix Operating, each delivery order is treated as a separate performance obligation. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time control of the product transfers to the customer. The Company accounts for delivery transportation as a fulfillment cost, not a separate performance obligation, and recognizes these costs as an operating expense in the period when revenue for the related commodity is recognized. Revenue is measured as the amount the Company expects to receive in exchange for transferring commodities to the customer. The Company’s commodity sales are typically based on prevailing market-based prices. When deliveries contain multiple products, an observable standalone selling price is generally used to measure revenue for each product.

Allocation of transaction price to remaining performance obligations

As the Company has determined that each unit of product generally represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has utilized the practical expedient in ASC 606, which permits the Company to allocate variable consideration to one or more but not all performance obligations in the contract if the terms of the variable payment related specifically to the Company’s efforts to satisfy that performance obligation and allocating the variable amount to the performance obligation is consistent with the allocation objective under ASC 606. Additionally, the Company will not disclose variable consideration subject to this practical expedient.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable.

The three levels of the fair value measurement hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued and other liabilities, approximated their fair values at December 31, 2023 and 2022 because of the short-term nature of these instruments. The estimated fair values of the Company’s debt and operating lease liabilities approximated their carrying values using Level 2 fair value inputs as of December 31, 2023 and 2022. For a discussion of fair value measurements on the Company’s derivatives and asset retirement obligations, refer to Notes 6 and 7.

Deferred debt issuance costs

Deferred debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings and offerings of the Company’s debt securities. Upon issuance of the debt, the associated debt issuance costs are reclassified as a discount on the outstanding debt and amortized into interest expense, net of capitalized interest, over the term of the debt using the effective interest method.

Income taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for incomes taxes is made in the accompanying consolidated financial statements.

The Company remains subject to examination of its U.S. federal partnership tax returns for the tax years ended 2020 through 2023. Penalties and interest are classified as selling, general and administrative expense on the consolidated statements of operations.

Recently adopted accounting standards

In June 2016, the FASB issued ASU 2016-13 (as amended through November 2019), Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 introduced a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables and held-to-maturity debt securities, requiring entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

ASU 2016-13 also expanded disclosure requirements. The Company adopted ASU 2016-13 effective January 1, 2020. Adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Recent accounting standards not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 requires companies to disclose significant segment expenses, and becomes effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the standard on our segment reporting disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires companies to disclose specific categories in the income tax rate reconciliation table and the amount of income taxes paid per major jurisdiction and becomes effective for fiscal years beginning after December 15, 2024. The Company does not expect the standard to have a material effect on its consolidated financial statements and has begun evaluating disclosure presentation alternatives.

Accounting pronouncements not listed above were assessed and determined to not have a material impact to the Company’s consolidated financial statements.

Note 3 – Restatement of Prior Year Financial Statements

In December 2023, the Company engaged its current independent registered public accounting firm, Ramirez Jimenez International CPAs, to audit the consolidated financial statements as of and for the year ended December 31, 2022 (the “2022 consolidated financial statements”) in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). Previously, the 2022 consolidated financial statements were audited by the Company’s former auditor, Cherry Bekaert LLP, in accordance with generally accepted auditing standards in the United States (“GAAS”) (the “2022 GAAS Financials”), as permitted for financial statements to be included in an offering circular for a Tier 2 offering pursuant to Regulation A under the U.S. Securities Act of 1933, as amended. Although Form 1-K permits an issuer to include in such form financial statements audited in accordance with GAAS, the Company was permitted, and elected, under Regulation A to file the 2022 consolidated financial statements audited in accordance with the PCAOB standards (the “2022 PCAOB Financials”). In connection with this audit, the Company and the current auditor determined that there were errors in the 2022 GAAS Financials, primarily due to the calculation of depletion expense resulting from information becoming available subsequent to the issuance of the GAAS Financials, that are being corrected in the comparative period of these consolidated financial statements as of and for the year ended December 31, 2023.

Subsequently, the Company restated its 2022 and 2023 consolidated financial statements to correct the accounting treatment for debt issuance costs incurred in connection with the Company’s unregistered bond offerings and capitalized interest. Debt issuance costs were previously expensed immediately and interest costs were not capitalized. The Company corrected these errors in the comparative periods of these consolidated financial statements as of and for the year ended December 31, 2023, such that debt issuance costs associated with the Company’s unregistered bond offerings are deferred and amortized over the weighted average debt term using the effective interest method. Further, interest incurred on expenditures made in connection with the Company’s exploration and development projects not currently subject to depletion are capitalized and subsequently depleted in the same manner as the underlying assets.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The effects of the changes on the Company’s consolidated financial statements as of and for the years ended December 31, 2023 and 2022 are summarized below.

Description of Misstatements

The Company identified the following misstatements in the 2022 GAAS Financials:

Oil and gas properties and asset retirement obligations. The Company identified an error in the calculation of the Company’s estimated retirement costs, which understated the Company’s oil and gas properties (asset additions) and asset retirement obligation liability of $0.1 million and $0.2 million, respectively, as of December 31, 2022.

Accumulated depletion and impairment. The Company identified an error in the timing of the recognition of depletion expense, which overstated accumulated depletion and impairment by $2.2 million as of December 31, 2022. See discussion of depreciation, depletion, amortization, and accretion below.

Right-of-use assets and operating lease liabilities. The Company adjusted its right-of-use assets to reflect the adoption of ASC 842 Leases (“ASC 842”) for public companies. The right-of-use assets amount was previously based on the Company’s adoption of ASC 842 for non-public companies. The adjustment reduced the right-of-use asset by $0.4 million with a corresponding reduction to current operating lease liabilities and operating lease liabilities of $0.1 million and $0.3 million, respectively.

Accounts payable. The Company identified errors related to the recognition of certain invoices in the proper accounting period, which understated accounts payable by $0.9 million as of December 31, 2022.

Escrow account. The Company identified an error related to the misclassification of the escrow account liability, which was previously classified as a component of long-term debt as of December 31, 2022. See discussion of long-term debt, net of current portion below.

Accrued and other liabilities. The Company identified an error in the calculation of accrued interest, which overstated accrued and other liabilities by $0.9 million as of December 31, 2022, partially offset by a $0.2 million understatement relating to year-end performance bonuses which were not previously accrued.

Long-term debt, net of current portion. See discussion of escrow account above. The remaining difference relates to the classification of bond discount accretion, which was previously classified as a component of accrued interest and accretion in the 2022 GAAS Financials. The Company corrected the classification of unamortized debt discount to be in the same line item as the debt liability.

Members’ equity. The correction of the Company’s misstatements on the consolidated statement of operations for the year ended December 31, 2022 resulted in an increase to members’ equity. See discussion below.

Revenues. The Company identified an error relating to the classification of royalty owner deductions of $3.0 million as an operating expense for the year ended December 31, 2022. The reclassification from operating expense to contra-revenue is a result of the Company’s conclusion that it is acting as the agent under its contracts with customers, and therefore must recognize revenue on a net basis in accordance with ASC 606, Revenue.

Depreciation, depletion, amortization, and accretion: The Company identified an error in the calculation of the depletion expense, which previously excluded NGL reserves. The addition of NGL reserves decreased the depletion rate from 12.4% to 10.4%, which decreased the Company’s depletion expense by $2.2 million.

Payroll and payroll-related expense. The Company had previously not accrued year-end performance bonuses, which resulted in understated payroll and payroll-related expense of $0.2 million for the year ended December 31, 2022. In addition, the Company reclassified $3.8 million of guaranteed payments previously classified as selling, general, and administrative expense to payroll and payroll-related expense on the consolidated statement of operations.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Subsequently, the Company identified the following misstatements in the 2022 and 2023 consolidated financial statements during the first quarter of 2025:

Debt issuance costs. The Company had previously immediately expensed debt issuance costs related to its unregistered bond offerings rather than amortizing them over the weighted-average term of the bonds, which resulted in overstated advertising and marketing expense, selling, general, and administrative expense, and payroll and payroll-related expense, and understated interest expense and loss on debt extinguishment on the consolidated statements of operations for the years ended December 31, 2023 and 2022. Long-term debt, net of current portion, was overstated by $34.4 million and $4.3 million on the consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Capitalized interest. The Company had previously expensed all interest costs, rather than capitalizing interest incurred on expenditures made in connection with the Company’s exploration and development projects as permitted under ASC 835-20, Capitalized Interest. This resulted in overstated interest expense on the consolidated statement of operations for the year ended December 31, 2023, and a corresponding understatement of oil and gas properties on the consolidated balance sheet as of December 31, 2023. There was no impact to the 2022 consolidated financial statements for capitalized interest.

In addition to the items noted herein, the Company identified immaterial errors in periods prior to the year ended December 31, 2022, the impact of which is reflected as an adjustment to beginning members’ equity of less than $0.1 million. The remainder of the notes to the Company’s consolidated financial statements have been updated and restated, as applicable, to reflect the impacts of the restatement described above.

The following tables present a reconciliation from the figures as previously reported to the restated amounts for the Company’s consolidated balance sheets, statements of operations, statements of cash flows, and statements of changes in equity as of and for the years ended December 31, 2023 and 2022.

Corrected Consolidated Balance Sheets

	December 31, 2023
(in thousands)	As Previously Reported	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Oil and gas properties	$476,264	$2,075	$478,339
Net oil and gas properties	421,593	2,075	423,668
Total assets	491,092	2,075	493,167
Long-term debt, net of current portion	329,519	(34,352)	295,167
Total liabilities	532,353	(34,352)	498,001
Members’ equity (deficit)	(41,261)	36,427	(4,834)
Total liabilities and members’ equity (deficit)	491,092	2,075	493,167

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	December 31, 2022
(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Oil and gas properties	$165,252	$138	$—	$165,390
Accumulated depletion and impairment	(22,839)	2,204	—	(20,635)
Net oil and gas properties	142,413	2,342	—	144,755
Right-of-use assets	2,152	(354)	—	1,798
Total assets	155,013	2,007	—	157,020
Accounts payable	18,583	855	—	19,438
Escrow account	—	701	—	701
Current operating lease liabilities	413	(108)	—	305
Accrued and other liabilities	2,908	(672)	—	2,236
Total current liabilities	80,457	776	—	81,233
Long-term debt, net of current portion	64,501	(684)	(4,336)	59,481
Accrued interest	306	(15)	—	291
Operating lease liabilities	1,853	(256)	—	1,597
Asset retirement obligations	62	150	—	212
Total liabilities	152,712	(29)	(4,336)	148,347
Members’ equity	2,301	2,036	4,336	8,673
Total liabilities and members’ equity (deficit)	155,013	2,007	—	157,020

Corrected Consolidated Statements of Operations

	Year ended December 31, 2023
(in thousands)	As Previously Reported	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Advertising and marketing	$36,696	$(32,560)	$4,136
Selling, general and, administrative	19,112	(4,798)	14,314
Payroll and payroll-related	18,817	(6,084)	12,733
Total operating expenses	129,560	(43,442)	86,118
Income (loss) from operations	(11,455)	43,442	31,987
Interest expense	(36,859)	(11,023)	(47,882)
Loss on debt extinguishment	—	(328)	(328)
Total other expenses	(36,825)	(11,351)	(48,176)
Net income (loss)	(48,280)	32,091	(16,189)

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2022
(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Mineral and royalty revenues	$57,563	$(3,009)	$—	$54,554
Total revenues	57,563	(3,009)	—	54,554
Cost of sales	12,582	(3,009)	—	9,573
Depreciation, depletion, amortization, and accretion	14,337	(2,193)	—	12,144
Advertising and marketing	5,350	—	(3,997)	1,353
Selling, general, and administrative	9,356	(3,793)	—	5,563
Payroll and payroll-related expenses	3,412	3,965	(1,354)	6,023
Total operating expenses	45,037	(5,030)	(5,351)	34,656
Income from operations	12,526	2,021	5,351	19,898
Interest expense	(10,990)	20	(923)	(11,893)
Loss on debt extinguishment	—	—	(92)	(92)
Total other expenses	(13,229)	20	(1,015)	(14,224)
Net income (loss)	(703)	2,041	4,336	5,674

Corrected Consolidated Statements of Changes in Equity

(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Balance at December 31, 2021 (As Restated)	$2,908	$(4)	$—	$2,904
Contributions	200	—	—	200
Distributions	(105)	—	—	(105)
Net income (loss) (As Restated)	(703)	2,041	4,336	5,674

Balance at December 31, 2022 (As Restated)	$2,300	$2,037	$4,336	$8,673

Balance at December 31, 2022 (As Restated)	4,337	—	4,336	8,673
Contributions	10,150	—	—	10,150
Distributions	(7,468)	—	—	(7,468)
Net loss (As Restated)	(48,280)	—	32,091	(16,189)

Balance at December 31, 2023 (As Restated)	$(41,261)	$—	$36,427	$(4,834)

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Corrected Consolidated Statements of Cash Flows

	Year ended December 31, 2023
(in thousands)	As Previously Reported	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Net loss	$(48,280)	$32,091	$(16,189)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount and debt issuance costs	656	13,097	13,753
Loss on debt extinguishment	—	328	328
Net cash (used in) provided by operating activities	(47,342)	45,516	(1,826)
Additions to oil and gas properties and leases	(286,417)	7,756	(278,661)
Payments of debt issuance costs	—	(43,441)	(43,441)
Payments of deferred closings	6,851	(9,831)	(2,980)
Net cash provided by financing activities	334,580	(53,272)	281,308

	Year ended December 31, 2022
(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Net income (loss)	$(703)	$2,041	$4,336	$5,674
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation, depletion, amortization, and accretion	14,337	(2,193)	—	12,144
Amortization of right-of-use assets	114	(10)	—	104
Amortization of debt discount and debt issuance costs	1,004	(987)	923	940
Unrealized loss (gain) on derivatives	—	(46)	—	(46)
Loss on debt extinguishment	—	—	92	92
Changes in operating assets and liabilities:
Earnest payments	—	(788)	—	(788)
Accounts payable	321	23	—	344
Accrued and other liabilities	1,006	864	—	1,870
Escrow account	—	701	—	701
Accrued interest	868	(577)	—	291
Other	(658)	705	—	47
Net cash provided by operating activities	13,559	(268)	5,351	18,642
Additions to oil and gas properties and leases	(100,224)	17	8,944	(91,263)
Net cash used in investing activities	(100,849)	17	8,944	(91,888)
Proceeds from issuances of debt, net of discount	85,136	(4,388)	4,257	85,005
Payments of debt issuance costs	—	—	(5,351)	(5,351)
Repayments of debt	(1,000)	3,687	(4,506)	(1,819)
Payments of deferred closings	7,653	605	(8,695)	(437)
Net cash flows provided by financing activities	91,884	(96)	(14,295)	77,493

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 4 – Oil and Gas Properties

Oil and gas properties, net consist of the following:

	December 31,
(in thousands)	2023	2022
Proved oil and natural gas properties(a)	$371,625	$123,527
Unproved oil and natural gas properties	106,714	41,863

Total oil and gas properties	478,339	165,390
Less: Accumulated depletion and impairment	(54,671)	(20,635)

Oil and gas properties, net	$423,668	$144,755

(a)	Represents proved and undeveloped (i.e., wells in progress) and proved and producing properties.

The Company considers a property proved when there are estimated quantities of oil, natural gas, and NGLs which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) existing at the time the estimate was made.

A property is unproved when there are currently no producing wells pooling the property. For the majority of the value of the unproven properties in 2023, the Company has analyzed the wells within a 10-mile radius of the property to conclude the property is economically viable for oil extraction and has the potential to be drilled and become proved reserves.

Depletion on oil and gas properties was $34.0 million and $12.0 million for the years ended December 31, 2023 and 2022, respectively.

Depreciation expense on the Company’s equipment and other property was $0.1 million for the years ended December 31, 2023 and 2022, respectively.

Impairment

When the Company performs its annual impairment test or circumstances indicate that the proved oil and gas properties may be impaired, the Company compares expected undiscounted future cash flows to the assets’ carrying value grouped by geologic basin. If the undiscounted future cash flows, based on the Company’s estimate of significant Level 3 inputs, including futures prices, anticipated production from proved reserves and other relevant data, are lower than the assets’ carrying value, the carrying value is reduced to fair value. In 2023, the Company’s proved natural gas properties with a carrying value of approximately $2.0 million were written down to their fair value of approximately $1.0 million due to a decline in the Henry Hubs future price. Impairment expense of approximately $1.0 million was recognized for the year ended December 31, 2023.

Note 5 – Revenue

Revenue from contracts with customers is presented as mineral and royalty revenues on the consolidated statements of operations. The Company is paid mineral and royalty revenue monthly by the various operators and working interest owners within the pooled units that the Company owns, and Phoenix Operating is paid revenue monthly for the commodities it extracts and delivers to customers. For revenues earned by the mineral and non-operating segment, mineral and royalty revenues are presented net of post-production costs charged by the operator. Other costs, including severance taxes, lease operating expenses and production costs incurred by the operating segment are presented as cost of sales on the consolidated statements of operations.

Other revenue is comprised of redemption fees that are charged to investors, generally upon the early redemption of their investments. For the securities segment, other revenue also includes intersegment interest revenue earned from the mineral and non-operating and operating segments that is eliminated in the consolidated statements of operations.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table presents the Company’s revenue from contracts with customers and other revenue for the years ended December 31, 2023 and 2022 by segment.

	Year Ended December 31, 2023
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Revenue from customers	$116,863	$1,225	$—	$—	$118,088
Other revenue	—	—	17	—	17
Intersegment revenue	39	—	40,492	(40,531)	—

Total	$116,902	$1,225	$40,509	$(40,531)	$118,105

	Year Ended December 31, 2022
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Revenue from customers	$54,554	$—	$—	$—	$54,554
Intersegment revenue	—	—	4,991	(4,991)	—

Total	$54,554	$—	$4,991	$(4,991)	$54,554

The following tables present the Company’s revenue from contracts with customers disaggregated by product type for the periods presented:

	Year Ended December 31, 2023
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Crude oil	$104,631	$1,140	$—	$—	$105,771
Natural gas sales	6,776	14	—	—	6,790
NGL	5,456	71	—	—	5,527

Total	$116,863	$1,225	$—	$—	$118,088

	Year Ended December 31, 2022
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Crude oil	$47,493	$—	$—	$—	$47,493
Natural gas sales	7,061	—	—	—	7,061

Total	$54,554	$—	$—	$—	$54,554

The following table summarizes major customers that make up 10% or more of accounts receivable as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Customer A	26%	—%
Customer B	14%	—%
Customer C	—%	34%
Customer D	—%	10%

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table summarizes major customers that make up 10% or more of revenue for the years ended December 31, 2023 and 2022:

	December 31,
	2023	2022
Customer A	11%	14%
Customer B	—%	16%
Customer C	—%	16%
Customer D	—%	15%

Note 6 – Derivatives

All derivative financial instruments are recorded at fair value. The Company has not designated its derivative instruments as hedges for accounting purposes and, as a result, marks its derivative instruments to fair value and recognizes the cash and non-cash changes in fair value in loss on financial derivatives on the consolidated statements of operations.

In 2022, the Company executed no-cost collar derivative contracts with corresponding put and call options to reduce price volatility associated with certain of its royalty income. Under the Company’s no-cost collar contracts, each collar had an established floor price (put option) and ceiling price (call option). When the settlement price was below the floor price, the counterparty was required to make a payment to the Company and when the settlement price was above the ceiling price, the Company was required to make a payment to the counterparty. When the settlement price was between the floor and the ceiling, there was no payment required outside of the net cost of the contracts. The Company’s no-cost collar contracts settled during the year ended December 31, 2023 and only put options remained outstanding at December 31, 2023.

The Company’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on the New York Mercantile Exchange West Texas Intermediate pricing (Cushing).

By using derivative instruments to economically limit exposure to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties have been determined to have an acceptable credit risk for the size of derivative position placed; therefore, the Company does not require collateral from its counterparties.

As of December 31, 2023, the Company had the following outstanding derivative contracts:

Settlement Month	Settlement Year	Type of Contract	Bbls Per Month	Index	Weighted Average Floor Price
February	2024	Put options	150,000	WTI Cushing	$50.00
March	2024	Put options	100,000	WTI Cushing	$50.00
April	2024	Put options	50,000	WTI Cushing	$50.00
July	2024	Put options	50,000	WTI Cushing	$50.00

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table summarizes the gains and losses on derivative instruments included on the consolidated statements of operations and the net cash payments thereto for the periods presented. Cash flows associated with these non-hedge designated derivatives are reported within operating activities on the consolidated statements of cash flows.

	Year Ended December 31,
(in thousands)	2023	2022
Loss on derivative instruments	$(32)	$(2,239)
Net cash receipts (payments) on derivatives	100	(1,328)

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

The following table provides (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented in the Company’s consolidated balance sheets as of December 31, 2023 and 2022. The net amounts are classified as current or noncurrent based on their anticipated settlement dates. Current derivative assets are presented as other current assets and current derivative liabilities are presented as a component of accrued and other liabilities on the consolidated balance sheets.

	December 31, 2023
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets
Commodity derivatives	Other current assets	$—	$71	$—	$71	$—	$71

		$—	$71	$—	$71	$—	$71

Liabilities
Commodity derivatives	Accrued and other liabilities	$—	$—	$—	$—	$—	$—

		$—	$—	$—	$—	$—	$—

	December 31, 2022
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets
Commodity derivatives	Other current assets	$—	$18	$—	$18	$(18)	$—

		$—	$18	$—	$18	$(18)	$—

Liabilities
Commodity derivatives	Accrued and other liabilities	$—	$(20)	$—	$(20)	$18	$(2)

		$—	$(20)	$—	$(20)	$18	$(2)

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 7 – Asset Retirement Obligations

As part of the development of oil and natural gas properties, the Company incurs asset retirement obligations (“ARO”). ARO results from the Company’s responsibility to abandon and reclaim their net share of all working interest properties and facilities. As of December 31, 2023 and 2022, the net present value of the total ARO was estimated to be $0.6 million and $0.2 million, respectively, with the undiscounted value being $7.7 million and $2.7 million, respectively. Total ARO shown in the table below consists of amounts for future plugging and abandonment liabilities on wellbores in which the Company has a working interest or are operated by the Company, adjusted for inflation at a rate of 2.50% and 2.55% per annum as of December 31, 2023 and 2022, respectively. These values are discounted to present value using a rate of 10.0% per annum for the years ended December 31, 2023 and 2022,.

The following table summarizes the changes in the ARO for the periods presented:

	Year Ended December 31,
(in thousands)	2023	2022
Asset retirement obligations at beginning of period	$212	$40
Additions	430	155
Accretion	55	17

Asset retirement obligations at end of period(a)	$697	$212

(a)

Current ARO is classified as a component of accrued and other liabilities and noncurrent ARO is classified as asset retirement obligations on the consolidated balance sheets. As of December 31, 2023, current ARO was approximately $0.1 million and noncurrent ARO was approximately $0.6 million.

ARO is measured using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging costs, remediation costs, inflation rate, and well life. The inputs are calculated based on historical data as well as current estimated costs.

Note 8 – Debt

Short-Term Debt

Amarillo National Bank Line of Credit

On July 24, 2023, the Company entered into a one-year credit agreement with Amarillo National Bank for a $30.0 million revolving line of credit (the “ANB Line of Credit”). The proceeds were used, in part, to fully repay the Cortland Term Loan (as defined below) and the remaining proceeds are being used for general corporate purposes. The ANB Line of Credit bears interest at the Wall Street Journal’s prime rate plus 3.0% per annum, with a floor of 9.0% per annum. The interest rate was 11.5% as of December 31, 2023. Loans drawn under the ANB Line of Credit may be prepaid at any time without premium or penalty (other than customary breakage costs) and must be prepaid if our exposure exceeds the borrowing base as defined in the agreement. Interest expense of $1.5 million was attributable to the ANB Line of Credit for the year ended December 31, 2023. As of December 31, 2023, the outstanding balance of the ANB Line of Credit was $19.1 million.

Our obligations under the credit agreement are secured by a lien on substantially all of the Company’s assets. We are subject to various affirmative, negative and financial ratio covenants, including the maintenance of an interest coverage ratio of EBITDA (as defined in the credit agreement) to the Company’s interest expense of not less than 2.0:1.0. As of December 31, 2023, we were in compliance with the covenants under the credit agreement.

Merchant Cash Advances

Phoenix Capital has entered into merchant cash advance agreements with several financial institutions pursuant to which the Company sold its future receivables for cash advances. The advance agreements are short-term and generally require the Company to pay fixed amounts on a weekly or bi-weekly basis until the amount of future receivables is paid in full. Factor rates, which indicate the percentage of the loan amount that must be repaid, ranged from 1.17 to 1.23 for merchant cash advances outstanding of $6.7 million as of December 31, 2023, and ranged from 1.15 to 1.33 for merchant cash advances outstanding of $6.8 million as of December 31, 2022. Interest expense attributable to the merchant cash advances was $2.5 million and $2.9 million for the years ended December 31, 2023 and 2022, respectively.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Long-Term Debt

The following table summarizes the Company’s long-term debt for the periods presented:

	December 31,
(in thousands)	2023	2022
Unsecured debt - Regulation D	$313,681	$46,979
Unsecured debt - Regulation A+	85,250	35,868
Adamantium Bonds	22,824	—
Cortland Line of Credit	—	23,000
Cortland Term Loan	—	3,833
Other	289	369

Total outstanding debt	422,044	110,049

Less: Unamortized debt discount and issuance costs(a)	(39,839)	(4,529)
Less: Current portion of long-term debt	(87,038)	(46,039)

Total long-term debt, net of current portion	$295,167	$59,481

(a)

Amortized into interest expense using the effective interest method. Write-offs of debt issuance costs associated with the redemption of bonds issued under the Company’s unregistered debt offerings are classified as loss on debt extinguishment in the consolidated statements of operations.

Unsecured Debt

Phoenix Capital has several investor programs issued under Regulation A+ and Regulation D of federal securities law. Under the federal securities laws, any offer or sale of a security must either be registered with the Securities Exchange Commission (“SEC”) or meet an exemption. Regulation A+ and Regulation D provide a number of exemptions from the registration requirements, allowing companies to offer and sell their securities without having to register the offering with the SEC. Under these programs, the Company raised $551.6 million of debt from public investors with most interest rates ranging from 8% to 15% annual percentage rate (“APR”). The maturities of these notes range from nine months to eleven years. Interest is paid primarily monthly for these debt securities. In instances where interest is compounded, interest is expensed and accrued monthly.

Adamantium Bonds

In September 2023, the Company, through Adamantium, commenced an offering of up to $200.0 million in the aggregate of bonds exempt from registration pursuant to Rule 506(c) of Regulation D (the “Adamantium Bonds”). The Adamantium Bonds offer high net worth individuals a debt instrument that is unsecured, but structurally senior to other bonds sold by the Company under Regulation A+ and Regulation D. The Adamantium Bonds have maturity dates ranging from five to eleven years and bears interest ranging from 14.0% to 15.0% per annum. The Adamantium Bonds contain customary covenants and events of default and may be redeemed at the option of Adamantium at any time without premium or penalty.

Cortland Credit Line of Credit and Term Loan

In October 2021, the Company obtained a $23.0 million revolving line of credit with Cortland Credit Lending Corporation (“Cortland”) due on October 28, 2023 (the “Cortland Line of Credit”). The Cortland Line of Credit accrued interest at a variable rate per annum equal to the greater of (a) 10.50% and (b) the TD Bank US Prime Rate plus 7.25% and was payable monthly. Subsequently, in October 2022, the Company issued a $5.0 million five-year term loan with Cortland bearing the same interest rate as the Cortland Line of Credit, plus an additional fixed fee of $83,333 per month.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On April 28, 2023, the Company agreed to a “term out” of its existing obligations with Cortland and converted the line of credit and term loan into a $26.8 million term loan maturing on January 31, 2024 (the “Cortland Term Loan”). The Company was required to repay the Cortland Term Loan in ten equal payments of $2.7 million per month, plus interest. There were no changes to the interest rate terms resulting from the term out conversion. In July 2023, the Company fully repaid the Cortland Term Loan with the proceeds of the Amarillo Line of Credit (as defined below). Prior to the repayment, our obligations under the credit agreements with Cortland were collateralized by the Company’s oil and gas properties.

The aggregate contractual annual maturities for the Company’s long-term debt outstanding as of December 31, 2023 are as follows, excluding unamortized debt discount and issuance costs:

(in thousands)
Year Ending December 31,	Amount
2024	$88,028
2025	31,440
2026	92,403
2027	12,351
2028	21,181
Thereafter	176,641

Total	$422,044

Interest Expense on Debt

The following table presents the total interest expense incurred on the Company’s debt:

	Year Ended December 31,
(in thousands)	2023	2022
Stated interest	$36,204	$10,953
Amortization of debt discount and debt issuance costs	13,753	940
Other interest and fees	—	—

Total interest cost	49,957	11,893
Capitalized interest	(2,075)	—

Total interest expense, net	$47,882	$11,893

Note 9 – Accrued and Other Liabilities

The following table summarizes the Company’s accrued and other liabilities for the periods presented:

	December 31,
(in thousands)	2023	2022
Accrued expenses	$2,559	$1,120
Accrued interest	1,873	108
Operator prepayments	1,785	—
Asset retirement obligations	112	—
Vendor agreements	59	1,006
Financial derivatives	—	2

Total	$6,388	$2,236

Vendor agreements represent liabilities associated with various agreements entered into by the Company, including a settlement agreement executed in July 2022 pursuant to which the Company agreed to settle its $1.8 million liability over a twelve-month period. The liability was fully settled in July 2023.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 10 – Deferred Closings

The Company has agreed to deferred closing arrangements (installment sales) with certain mineral interest owners. Deferred closing arrangements have different terms ranging from 11 to 48 months and interest rates ranging from 8.0% to 15.0% per annum. Interest is accrued on deferments that are not paying interest quarterly.

The aggregate annual contractual settlements for the Company’s deferred closing arrangements as of December 31, 2023 are as follows:

(in thousands)
Year Ending December 31,	Amount
2024	$10,196
2025	5,670
2026	2,214
2027	—
2028	—
Thereafter	—

Total	$18,080

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 11 – Members’ Equity

Members’ equity is comprised of retained earnings or accumulated losses, and owner’s investment. Owner’s investment represents contributions and distributions made by Lion of Judah Capital, LLC, the majority profit-share owner.

All members of Phoenix Capital have a profit-share interest in the Company’s net income (loss). All partners are paid bi-monthly guaranteed payments, which are a draw against each member’s future capital account. Lion of Judah Capital, LLC is credited with a 10% preferential return on its contributed capital before member’s profit-share percentages are applied to net income.

Note 12 – Related Parties

Certain of the Company’s officers and their family members participate in the Company’s unregistered debt offerings. During the years ended December 31, 2023 and 2022, these officers and their family members purchased, in aggregate, 2,847 and 924 of the combined Regulation A+ and Regulation D bonds, respectively, for a total purchase price of $2.8 million and $0.9 million. Interest expense attributable to these securities was $0.2 million, and less than $1.0 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, there were 2,055 and 759 bonds outstanding with carrying values of $2.0 million and $0.8 million, respectively.

In November 2021, the Company engaged a consultant to perform petroleum engineering consulting services to the Company. This individual is a related party of Lion of Judah Capital, LLC and an economic interest owner of Lion of Judah Capital, LLC. The consulting agreement was subsequently terminated as of the commencement of this individual’s employment with the Company in April 2023. Consulting fees to this individual totaled $0.1 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively, and was recognized in selling, general and administrative expense on the consolidated statements of operations.

Note 13 – Leases

The Company leases its office facilities under noncancelable multi-year operating lease agreements. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified office space for a period of time in exchange for consideration. The Company’s lease agreements contain lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on relative stand-alone prices.

Right of use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses that are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. The Company’s lease agreements include variable payments. Variable lease payments not dependent on an index or rate primarily consist of common area maintenance charges and are not included in the calculation of the ROU asset and lease liability and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable or the Company’s incremental borrowing rate based on the Company’s existing line of credit facilities.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2023, the Company does not have leases where it is involved with the construction or design of an underlying asset, has no material obligation for leases signed but not yet commenced and does not have any material sublease activities.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Future minimum lease payments as of December 31, 2023 are as follows:

(in thousands)
Year Ending December 31,	Amount
2024	$975
2025	997
2026	1,023
2027	1,016
2028	890
Thereafter	1,435

Total lease payments	6,336
Less: interest	(1,544)

Present value of lease liabilities	$4,792

The following tables summarize supplemental information relating to our leases for the periods presented:

		December 31,
(in thousands)	Line item	2023	2022
Right-of-use assets – operating	Right of use assets, net	$4,542	$1,798

Total right-of-use assets		$4,542	$1,798

Current operating lease liabilities	Current operating lease liabilities	$567	$305
Noncurrent operating lease liabilities	Operating lease liabilities	4,225	1,597

Total lease liabilities		$4,792	$1,902

Weighted average remaining lease term (in years)		6.29	5.43
Weighted average discount rate		9.16%	9.16%

	Year Ended December 31,
(in thousands)	2023	2022
Operating leases(a)	$1,168	$211
Short-term leases(a)	138	232
Variable lease payments(a)	20	2

Net operating lease cost	$1,326	$445

(a)	Expenses are classified within selling, general and administrative expense on the consolidated statements of operations.

Note 14 – Commitments and Contingencies

For a summary of the Company’s lease obligations, see Note 13 – Leases.

Litigation

From time to time, the Company may become involved in other legal proceedings or be subject to claims arising in the ordinary course of business. Although the results of ordinary course litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, diversion of management resources and other factors.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 15 – Supplemental Information to Consolidated Statements of Cash Flows

The following table summarizes supplemental information to the consolidated statements of cash flows for the periods presented:

	Year Ended December 31,
(in thousands)	2023	2022
Supplemental disclosure of cash flow information:
Cash interest paid, net of capitalized interest	$23,802	$9,723
Supplemental disclosure of non-cash transactions:
Capital expenditures in accounts payable and accrued and other liabilities	$25,002	$15,746
Cash paid for operating leases	569	188
Right-of-use assets obtained in exchange for lease liabilities	3,166	1,902

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 16 – Segments

Segment operating profit is used as a performance metric by the CODM in determining how to allocate resources and assess performance. Segment operating profit is total segment revenue less operating costs attributable to the segment, which includes allocated corporate costs. Corporate costs that are overhead in nature and not directly associated with the segments, including certain general and administrative expenses, executive or shared-function payroll costs and certain limited marketing activities are allocated to the segments based on usage and headcount, as appropriate. Interest expense is allocated to the segments based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date.

The following table summarizes segment operating profit (loss) and reconciliation to net income (loss) for the periods presented:

	Year Ended December 31,
(in thousands)	2023	2022
Segment operating profit
Mineral and Non-operating	$49,018	$23,248
Operating	(5,500)	—
Securities	28,961	1,641
Eliminations	(40,492)	(4,991)

Total segment operating profit	31,987	19,898

Interest income	66	—
Interest expense	(47,882)	(11,893)
Loss on derivatives	(32)	(2,239)
Loss on debt extinguishment	(328)	(92)

Net income (loss)	$(16,189)	$5,674

The following table summarizes the results of the Company’s operating segments for the year ended December 31, 2023 and 2022.

	Year Ended December 31, 2023
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Consolidated Total
Net income (loss)	$8,352	$(12,691)	$(11,850)	$—	$(16,189)
Interest revenue	42	6	18	—	66
Interest expense	(40,688)	(7,194)	(40,492)	40,492	(47,882)
Depreciation, depletion, amortization and accretion	(34,193)	(35)	—	—	(34,228)
Loss on derivatives	(20)	(3)	(9)	—	(32)
Impairment expense	(974)	—	—	—	(974)
Capital expenditures	231,285	47,376	—	—	278,661
Total assets	469,185	68,821	29,448	(74,287)	493,167

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2022
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Consolidated Total
Net income (loss)	$9,370	$—	$(3,696)	$—	$5,674
Interest expense	(11,893)	—	(4,991)	4,991	(11,893)
Depreciation, depletion, amortization and accretion	(12,144)	—	—	—	(12,144)
Loss on derivatives	(1,985)	—	(254)	—	(2,239)
Capital expenditures	91,888	—	—	—	91,888
Total assets	157,020	—	—	—	157,020

The following table summarizes the Company’s oil and natural properties by proved and unproved properties, location and by segment (before accumulated depletion):

	December 31, 2023
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$189,651	$60,372	$—	$—	$250,023
Powder River Basin	38,536	—	—	—	38,536
Denver-Julesburg	46,781	—	—	—	46,781
Permian Basin	25,375	—	—	—	25,375
Uinta Basin	7,959	—	—	—	7,959
Other	2,951	—	—	—	2,951

Total proved properties	$311,253	$60,372	$—	$—	$371,625

Oil and natural gas properties, unproved
Williston Basin	$40,599	$5,120	$—	$—	$45,719
Powder River Basin	28,922	—	—	—	28,922
Denver-Julesburg	22,231	—	—	—	22,231
Permian Basin	1,001	—	—	—	1,001
Uinta Basin	8,379	—	—	—	8,379
Other	462	—	—	—	462

Total unproved properties	$101,594	$5,120	$—	$—	$106,714

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	December 31, 2022
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$70,794	$—	$—	$—	$70,794
Powder River Basin	27,569	—	—	—	27,569
Denver-Julesburg	15,536	—	—	—	15,536
Permian Basin	9,618	—	—	—	9,618
Other	10	—	—	—	10

Total proved properties	$123,527	$—	$—	$—	$123,527

Oil and natural gas properties, unproved
Williston Basin	$14,269	$—	$—	$—	$14,269
Powder River Basin	1,336	—	—	—	1,336
Denver-Julesburg	14,755	—	—	—	14,755
Permian Basin	8,911	—	—	—	8,911
Other	2,592	—	—	—	2,592

Total unproved properties	$41,863	$—	$—	$—	$41,863

Note 17 – Subsequent Events

Management has evaluated subsequent events through March 10, 2025, in connection with the preparation of these consolidated financial statements, which is the date the consolidated financial statements were available to be issued. The Company has determined that there were no such events that warrant disclosure or recognition in the consolidated financial statements, except for the following:

On January 5, 2024, the Company closed a transaction to acquire approximately 600,000 net mineral acres spread across Idaho, Montana, Oregon and Washington at a purchase price of $16.3 million. Of this acreage, more than 50,000 net mineral acres are in the Bakken basin. Subsequently, on April 12, 2024, the Company closed a transaction to acquire approximately 1,100 net mineral acres in the Uinta basin at a purchase price of $32.0 million. Acquisition costs are capitalized to oil and gas properties on the Company’s consolidated balance sheet date on the date of acquisition.

On March 18, 2024, the Company filed an amendment to the Form 1-A that was originally qualified by the SEC on December 23, 2021 (as amended), to update the maximum offering available for sale of the Company’s 9.0% unsecured bonds. This amendment offers up to $31.7 million of the Company’s bonds, which, under Regulation A, represents the maximum that can be offered out of the $75.0 million limit on securities the Company can issue over a 12-month period. As of March 10, 2025, the Company had issued approximately $31.6 million of bonds under the amendment.

On August 12, 2024, the Company entered into a senior secured credit agreement (the “Fortress Credit Agreement”) with Fortress Credit Corp. (“Fortress”) for a $100.0 million term loan facility (the “Fortress Term Loan”), a $35.0 million delayed draw term loan facility (the “DDTL”), and an $8.5 million tranche of loans which represents a contingent principal obligation, with accrued interest, that is only due and payable upon the occurrence of certain conditions (collectively, the “Fortress Loans”). The Fortress Term Loan was drawn in full upon closing and the DDTL was drawn in October 2024. The Company used the loan proceeds to pay in full amounts owed under the ANB Line of Credit and will use the remaining proceeds to finance the development of the Company’s oil and gas properties in accordance with the Fortress Credit Agreement. The Fortress Loans bear interest at a rate per annum equal to Term Secured Overnight Financing Rate plus 0.10% plus an applicable margin of 7.0%.

On December 18, 2024, the Company amended the Fortress Credit Agreement and established a new tranche of term loans in an aggregate principal amount of $115.0 million that was borrowed in full immediately. The

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

amendment extended the maturity date from August 12, 2027 to December 18, 2027 and revised the repayment schedule such that at least $125.0 million of the outstanding principal is to be repaid by December 31, 2026, with the remainder due upon maturity. The new loan was subject to an original issue discount of 3.0% and bears the same interest as the Fortress Loans. Additionally, certain of the financial covenants were amended, and require the Company to maintain (a) a maximum total secured leverage ratio (i) as of the last day of any fiscal quarter ending on or before December 31, 2025 of less than or equal to 2.00 to 1.00 (commencing with the fiscal quarter ending December 31, 2024) and (ii) as of the last day of any fiscal quarter ending on or after March 31, 2026 of less than or equal to 1.50 to 1.00, (b) a minimum current ratio as of the last day of each calendar month of (i) 0.90 to 1.00 from September 30, 2024 through October 31, 2024, (ii) 0.80 to 1.00 from November 30, 2024 through November 30, 2025, (iii) 0.90 to 1.00 from December 31, 2025 through December 31, 2026, and (iv) 1.00 to 1.00 for each calendar month ending thereafter, and (c) a minimum asset coverage ratio as of the last day of any fiscal quarter of at least 2.00 to 1.00. The Company will use the proceeds to finance the development of its oil and gas properties in accordance with the approved plan of development as provided in the Fortress Credit Agreement.

On January 23, 2025, Phoenix Capital Group Holdings, LLC changed its name to Phoenix Energy One, LLC.

The Company is continuing to raise debt capital under its exempt debt offerings. Since the balance sheet date and through March 10, 2025, the Company issued approximately $515.0 million and $166.6 million of its Regulation D bonds and Adamantium Bonds, respectively, under the same terms and conditions as the existing securities.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 18 – Supplemental Information on Oil and Natural Gas Operations (unaudited)

Geographic Area of Operations

All of the Company’s proved reserves are located within the continental United States, with the majority concentrated in North Dakota, Montana, Texas, Colorado and Wyoming.

Costs Incurred in Oil and Natural Gas Property Acquisitions and Development Activities

Costs incurred in oil and natural gas property acquisition and development, whether capitalized or expensed, are presented below:

	December 31,
(in thousands)	2023	2022
Acquisition Costs of Properties
Proved	$100,282	$35,998
Unproved	83,432	43,359
Development Costs	70,933	37,691

Total	$254,647	$117,048

Property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Development costs include costs incurred to gain access to and prepare development well locations for drilling, to drill and equip development wells, and to provide facilities to extract, treat and gather natural gas.

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depreciation, depletion and amortization including impairments, are presented below:

	December 31,
(in thousands)	2023	2022
Proved oil and natural gas properties	$371,625	$123,527
Unproved oil and natural gas properties	106,714	41,863

Total oil and gas properties	478,339	165,390
Less: Accumulated depletion and impairment	(54,671)	(20,635)

Oil and gas properties, net	$423,668	$144,755

Oil and Natural Gas Reserve Information

The following unaudited table sets forth estimated net quantities of the Company’s proved developed oil and natural gas reserves. Estimated reserves for the periods presented are based on the unweighted average of first-day-of-the-month commodity prices over the period January through December for the year in accordance with definitions and guidelines set forth by the SEC and the FASB. For estimates of oil reserves, the average WTI spot oil prices used were $78.21 and $94.14 per barrel as of December 31, 2023 and 2022, respectively. These average prices are adjusted for quality, transportation fees, and market differentials. For estimates of natural gas reserves, the average Henry Hub prices used were $2.637 and $6.357 per MMBtu as of December 31, 2023 and 2022, respectively. These average prices are adjusted for energy content, transportation fees, and market differentials.

Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent the Company’s net revenue interest in its properties. Although the Company believes these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Proved Developed and Undeveloped Reserves:	Oil (Bbls)	Natural Gas (Mcf)	Natural Gas Liquids (Bbls)	Total (BOE)(a)
As of December 31, 2021	2,105,157	3,972,925	—	2,767,311
Production	(523,416)	(1,058,506)	—	(699,834)
Divestitures	—	—	—	—
Purchases of reserves in place	1,165,585	2,331,222	—	1,554,122
Extensions and discoveries	58,367	101,435	—	75,273
Revisions of previous estimates	886,029	2,277,136	—	1,265,552

As of December 31, 2022	3,691,722	7,624,212	—	4,962,424
Production	(1,446,928)	(2,152,939)	(201,454)	(2,007,205)
Divestitures	—	—	—	—
Purchases of reserves in place	1,078,682	1,077,933	168,207	1,426,545
Extensions and discoveries	28,697,688	25,945,687	7,407,103	40,429,072
Revisions of previous estimates	28,871	(678,800)	789,652	705,390

As of December 31, 2023	32,050,035	31,816,093	8,163,508	45,516,225

Proved Developed Reserves
December 31, 2021	2,105,157	3,972,925	—	2,767,311
December 31, 2022	3,691,722	7,624,212	—	4,962,424
December 31, 2023	7,124,194	12,250,285	1,514,761	10,680,669
Proved Undeveloped Reserves(b)
December 31, 2021	—	—	—	—
December 31, 2022	—	—	—	—
December 31, 2023	24,925,841	19,565,808	6,648,747	34,835,556

(a)

Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of “oil equivalent.” This conversion is based on energy equivalence and not price or value equivalence. If a price equivalent conversion based on the twelve-month average prices for the year ended December 31, 2023 was used, the conversion factor would be approximately 29.7 Mcf per Bbl of oil.

(b)

In early 2023, PhoenixOp was established with the intention that certain leaseholds held by Phoenix Capital would be developed by PhoenixOp. PhoenixOp executed a contract for a drilling rig with Patterson-UTI Drilling Company on June 20, 2023, which allowed for previously unbooked reserves to be estimated and booked as proved undeveloped in accordance with SEC guidelines for reserves categorization and estimation and in adherence to the five-year rule as set forth by the SEC.

At December 31, 2023, total estimated proved reserves were approximately 45,516,225 Boe, a 40,553,802 Boe net increase from the previous year end’s estimate of 4,962,424 Boe. Proved developed reserves of 10,680,669 Boe increased approximately 5,718,245 Boe from December 31, 2022 as a result of proved developed reserves acquisitions of 1,426,545 Boe, extensions of 5,682,894 Boe, and total positive revisions of previous estimates of 616,010 Boe, offset by production from proved reserves of 2,007,205 Boe. The total positive revisions of previous estimates comprised: (i) negative price revisions of (13,622) Boe; (ii) transfer of (89,378) Boe from proved developed to proved undeveloped due to previous misclassifications of reserve; (iii) positive well performance revisions of 515,938 Boe; and (iv) positive revisions of 203,072 Boe due to changes in lifting cost. Proved undeveloped reserves of 34,835,556 Boe increased approximately 34,835,556 Boe from December 31, 2022 as a result of revisions due to previous misclassification of 89,378 Boe of reserves as proved developed reserves and due to the addition of 34,746,179 Boe of operated proved undeveloped reserves stemming from the signing of a drilling rig contract in June 2023. During the year ended December 31, 2023, approximately $171.2 million in capital expenditures went toward the acquisition and development of proved developed reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells. At December 31, 2022, there were no proved undeveloped reserves and therefore all capital expenditures for the year ended December 31, 2023 were related to the development of non-proved reserves or the acquisition of proved developed reserves. All proved undeveloped reserves disclosed as of December 31, 2023 are scheduled to be converted to proved developed status within five years of initial disclosure.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At December 31, 2022, total estimated proved reserves were approximately 4,962,424 Boe, a 2,195,112 Boe net increase from the estimate of 2,767,312 Boe at December 31, 2021. Proved developed reserves of 4,962,424 Boe represented an increase of approximately 2,195,112 Boe from December 31, 2021 as a result of proved developed reserves acquisitions of 1,554,122 Boe, extensions of 75,272 Boe, and total positive revisions of previous estimates of 1,265,552 Boe, offset by production of 699,834 Boe. The total positive revisions of previous estimates comprised: (i) positive price revisions of 524,667 Boe; and (ii) positive well performance revisions of 740,885 Boe. During the year ended December 31, 2022, approximately $117.1 million in capital expenditures went toward the acquisition and development of proved reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells.

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on the 12-month unweighted average of first-day-of-the-month commodity prices for the periods presented. All prices are adjusted by field for quality, transportation fees, energy content and regional price differentials. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions.

	Year Ended December 31,
(in thousands)	2023	2022
Future cash inflows	$2,427,554	$381,493
Future development costs	(619,680)	—
Future production costs	(681,730)	(74,897)

Future net cash flows	1,126,144	306,596
Less 10% annual discount to reflect timing of cash flows	(578,863)	(116,711)

Standard measure of discounted future net cash flows	$547,281	$189,885

Changes in the Standardized Measure for Discounted Cash Flows

(in thousands)	2023	2022
Beginning of the year	$189,885	$96,636
Net change in sales and transfer prices and in production (lifting) costs related to future production	(49,785)	—
Changes in the estimated future development costs	—	—
Sales and transfers of oil and gas produced during the period	(118,105)	(57,563)
Net change due to extensions, discoveries, and improved recovery	416,822	3,134
Net change due to purchases and sales of minerals in place	36,562	57,622
Net change due to revisions in quantity estimates	2,519	83,101
Previously estimated development costs incurred during the period	—	—
Accretion of discount	69,383	6,955

End of the year	$547,281	$189,885

The data presented in this note should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a significant amount of estimations and assumptions. The required projection of production and related expenditures overtime requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from historical prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Phoenix Capital Group Holdings, LLC (incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)*

(2)(b)	Limited Liability Company Operating Agreement of Phoenix Capital Group Holdings, LLC, dated as of April 23, 2019, as amended (incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)*

(3)(a)	Form of Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January 12, 2022 (incorporated by reference as Exhibit (3)(a) to the Company’s Form 1-U, filed with the SEC on January 12, 2022)*

(3)(b)	Form of Bond, as of May 25, 2023 (incorporated by reference to Exhibit (3)(b) to Post Qualification Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on May 26, 2023)*

(3)(c)	Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February 1, 2022 (incorporated by reference as Exhibit (3)(a) to the Company’s Form 1-U, filed with the SEC on February 8, 2022)*

(3)(d)	Second Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July 18, 2022 (incorporated by reference as Exhibit (3)(a) to the Company’s Form 1-U, filed with the SEC on July 21, 2022)*

(3)(e)	Third Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of May 25, 2023 (incorporated by reference to Exhibit (3)(e) to Post Qualification Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on May 26, 2023)*

(4)	Subscription Agreement (incorporated by reference to Exhibit (4) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)*

(6)(a)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Kris Woods, dated as of August 1, 2019 (incorporated by reference to Exhibit (6)(a) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)*

(6)(b)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Lindsey Wilson, dated as of April 23, 2019 (incorporated by reference to Exhibit (6)(b) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)*

(6)(c)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Curtis Allen, dated as of February 1, 2020 (incorporated by reference to Exhibit (6)(c) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)*

(6)(d)	Security Agreement, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of June 24, 2023 (incorporated by reference to Exhibit (6)(d) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)*

(6)(e)	Commercial Credit Agreement by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of July 24, 2023 (incorporated by reference to Exhibit (6)(e) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)*

(6)(f)	Promissory Note, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of July 24, 2023 (incorporated by reference to Exhibit (6)(e) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)*

(6)(g)	Form of Line of Credit Loan Agreement dated as of June 1, 2023 by and between Phoenix Capital Group Holdings, LLC and Phoenix Capital Group Holdings I LLC (incorporated by reference to Exhibit (6)(g) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)*

(6)(h)	Employment Agreement by and between Phoenix Capital Group Holdings, LLC and Adam Ferrari, dated as of November 29, 2023 (incorporated by reference to Exhibit (6)(h) to Post Qualification Amendment No. 8 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on December 22, 2023)*

Exhibit Number	Exhibit Description

(6)(i)	Amended and Restated Operating Agreement of Phoenix Operating LLC, dated October 23, 2023 (incorporated by reference to Exhibit (6)(i) to Post Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on January 19, 2024)*

(6)(j)	Loan Agreement between Adamantium Capital, LLC and Phoenix Capital Group Holdings, LLC, dated September 14, 2023 (incorporated by reference to Exhibit (6)(j) to Post Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on November 13, 2023)*

(6)(k)	Amended and Restated Broker-Dealer Agreement between Phoenix Capital Group Holdings I, LLC, Phoenix Capital Group Holdings, LLC, and Dalmore Group, LLC, dated June 5, 2023 (incorporated by reference to Exhibit (6)(k) to Post Qualification Amendment No. 5 to the Company’s Offering Statement on Form 1-A, filed with the SEC on September 6, 2023)*

(6)(l)	Broker-Dealer Agreement between Adamantium Capital, LLC, Phoenix Capital Group Holdings, LLC, and Dalmore Group, LLC, dated September 11, 2023 (incorporated by reference to Exhibit (6)(l) to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on November 13, 2023)*

(6)(m)	Loan Agreement Amendment and Note Modification Agreement, by and between Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Adamantium Capital, LLC, dated October 30, 2023 (incorporated by reference to Exhibit (6)(m) to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on November 13, 2023)*

(9)	Letter from Cherry Bekaert LLP (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 1-U, filed with the SEC on November 29, 2021)*

(11)(a)	Consent of Ramirez Jimenez International CPAs

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Energy One, LLC, a Delaware limited liability company

By:	/s/ Curtis Allen
Name:	Curtis Allen
Title:	Chief Financial Officer

Date:	March 27, 2025

By:	/s/ Adam Ferrari
Name:	Adam Ferrari
Its:	Chief Executive Officer

Date:	March 27, 2025

By:	/s/ Curtis Allen
Name:	Curtis Allen
Its:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Office)

Date:	March 27, 2025